New Corporate Directions

2004 Annual Report

Selected Financial Data

Selected financial data for the Company for each of the last five years is shown in the following table, which is derived from and should be read in conjunction with the Consolidated Financial Statements included elsewhere in this report. Selected financial data reflecting the operations of acquired businesses is shown only for periods following the related acquisition. (2)

SUMMARY OF FINANCIAL POSITION as of December 31,

(dollars in thousands except per share data)	*2004*	*2003*	*2002*	*2001*	*2000*
Total assets	$238,475	$246,670	$220,301	$259,511	$293,489
Working capital	36,849	8,047	52,141	45,978	25,442
Total debt	27,980	22,449	11,666	30,182	63,658
Shareholders' equity	115,724	95,473	137,714	168,623	162,872
Shareholders' equity per common share (1)	$13.46	$10.95	$15.79	$19.33	$18.63

SUMMARY OF OPERATIONS - for the years ended December 31,

(dollars in thousands except per share data)	*2004*	*2003*	*2002*	*2001*	*2000*
Revenues from Continuing Operations	$404,963	$ 366,513	$373,874	$394,103	$375,987
Income (Loss) from Continuing Operations	21,534	(43,165)	(1,071)	(2,633)	15,984
Cumulative Effect of a Change in Accounting Principle-Goodwill Impairment	---	---	(29,334)	---	---
Discontinued Operations	---	---	---	8,947	6,611
Net (Loss) income	$21,534	($43,165)	($30,405)	$6,314	$16,650
Earnings (Loss) per Common Share:					
Basic Earnings (Loss) per Common Share:					
Continuing Operations	$2.49	($ 4.95)	($0.12)	($0.30)	$1.83
Cumulative Effect of a Change in Accounting Principle-Goodwill Impairment	---	---	(3.36)	---	---
Discontinued Operations	---	---	---	1.02	0.07
Net (Loss) Income	$2.49	($ 4.95)	($ 3.48)	$ 0.72	$ 1.90
Diluted Earnings (Loss) Per Common Share					
Continuing Operations	$2.48	($4.95)	($0.12)	($0.30)	$1.82
Cumulative Effect of a Change in Accounting Principle-Goodwill Impairment	---	---	(3.36)	---	---
Discontinued Operations	---	---	---	1.02	0.08
Net (Loss) Income	$2.48	($4.95)	($3.48)	$0.72	$1.90

(1) Equity per common share amounts are computed using the common shares outstanding as of December 31, 2004, 2003, 2002, 2001, and 2000.
(2) Includes the results of acquired companies or asset acquisitions from the date of such acquisition.
(3) See also Item 7 M D & A, Non-GAAP Financial Measures

State of Corporation

Fellow Shareholders

As indicated to you in my letter of February 11, 2005, 2004 saw the resolution of the serious and expensive litigation which had embroiled our subsidiary Met-Coil for over three years. In September, the Bankruptcy Court approved a comprehensive plan of reorganization for Met-Coil which settled all claims while leaving us with the ownership of this inherently profitable business.

As previously explained, accounting rules required that Mestek reserve funds in 2003 for all anticipated legal claims and environmental remediation while not allowing any offset for potential insurance reimbursement. This reimbursement did, in fact, occur in 2004; hence, according to GAAP, we reported a net loss of $43.2 million in 2003 and now are showing a net profit of $21.5 million for 2004.

A side comment: this, is perhaps, a good example of the costs that our country's tort system is leveling on U. S. Industry. Bear in mind that no one was ever proved physically injured by a third party's chemical spill at the Lisle site, which occurred prior to our purchase of Met-Coil. An example of a special burden on American industry which is not shared by most of our foreign competitors.

Removing these special charges and credits, actual business operations showed some improvements over 2003. Revenues increased by 10.5% to $405 million and operating profits before special charges and taxes amounted to $17.8 million contrasted with $14.1 million in 2003.

I feel obligated to say that management is not at all satisfied with these results. While the rapid and severe cost increases in scrap iron, steel, copper and aluminum did substantially decrease profitability, there are still a number of important internal structural problems which need our close attention. These have been identified and specific programs put in place to address them. Right now I believe that their timely implementation is more important than increased revenues, although, of course, top line growth is always welcomed.

My letter of February 11, 2005 outlined the reasons for our major corporate projects - the spin-off of OmegaFlex and the privatization of Mestek. Needless to say, it was the unanimous opinion of your Board of Directors, with the enthusiastic agreement by senior management, that these two moves would enhance shareholder values and, indeed, it would appear that this view has been reflected in investors' opinion which has resulted in a substantial increase in the market capitalization of our stock since the date of announcement. A salient feature of our chosen method to implement these projects is the creation of an ample window in time so that an existing shareholder can cash out his interest, either pre or post spin-off, if he does not wish to continue as a shareholder in a private Mestek.

Obviously, the principal reason for our decision to take Mestek private is Section 404 of Sarbanes-Oxley. Based on the generally accepted interpretation of the law, the costs, aggravation and diversion of senior management greatly outweighs any benefits of continued public status. Since 1986 when Reed National merged into Mestek, we have never had occasion to sell equity and, as a matter of fact, have redeemed over 1,000,000 shares of common stock during the period. Reed National existed as a private company for forty years prior to the Mestek merger and for the nineteen years since, management has signed off on its financials and has no problem in meeting that reasonable requirement of Sarbanes-Oxley, but 404 is a nightmare that we will be happy to avoid.

Shareholders' rights remain constant whether a company is public or private and your management is keenly aware that its responsibilities are primarily directed at the preservation and improvement of shareholders values. As a private company, we will continue to have a majority of independent directors on our Board who will continue to constitute our Audit, Compensation and Governance Committees. We intend to communicate with you on a quarterly basis and whenever a major event takes place. These reports will be written in plain, understandable English and will not contain the involved technical jargon and seemingly endless repetition required by SEC filings. We will gladly entertain appropriate questions from individual stockholders. We expect that there may be a market for post privatization Mestek stock on the so-called "Pink Sheets", although it is probable that liquidity for large blocks could be somewhat limited.

During the year we negotiated a new credit line with our principal bank which provides for fully adequate funding of our continuing business while providing a letter of credit backing our committed and reserved liability under the Lisle Settlement Trust Fund.

Your management looks forward to a reasonably good year in 2005. We expect that anticipated cash flow will be sufficient to cover the costs of privatization, finance the important business restructuring referred to above, and end the year with a balance sheet at least as strong as the solid figures reported herewith.



Very truly yours,

John E. Reed

John E. Reed
Chairman of the Board

2004 Highlights

Engel Industries

Engel™, the newest member of our Formtek Group, provides metal framing production systems to the construction industry. Its new stud machine can be configured not only to produce stud/track but also to form the highly-used furring channel without any tool changeovers. This product is targeted for the pre-fabricated panel producers, distribution facilities of construction products, and those tiers of companies with modest volume stud production requirements. Formtek℠ has seen interest from many Latin American companies for this type of stud making equipment. This model M-200FSA metal framing production system has high throughput production, multi lingual control display, industry standard utility hole punching with quick change die system, and an easy loading decoiler.



Formtek Maine

Rowe® introduced the SpaceManager™ series of compact electromechanical systems designed specifically to handle coil stock in a space-saving footprint. Pictured is the straightener/feeder and an optional uncoiler/coil-loading car all mounted on a common base. A unique feature of the SpaceManager™ series is the ability to process materials with either top or bottom payoff from the uncoiler for maximum versatility. The SpaceManager™ is equipped with entrance and exit feed rolls with a precision straightener mounted between the two making it ideal for the tough jobs that require a higher degree of straightening.



Formtek Metal Processing

The Tension Recoiler with Coil Car, Model REC10M60-CC by Iowa Precision produces tight, evenly wound coils following a slitting line, multi-blanking line, or other coil processing operation. It is designed for use as a spin-down tension recoiler to convert master coils into smaller coils. It can also be used to salvage an unused section of a coil in a processing line. The recoiler is hydraulically driven and a speed potentiometer at the control console governs recoiling speed and tension by regulating pressure to the hydraulic motor.



Formtek Metal Forming

Formtek℠ announced the creation of a new division, Winpro™, to supply to window manufacturers high speed roll formers for efficient production of screen frames, muntins and vinyl window stiffeners. Winpro™ has developed a machine with the window fabricator specifically in mind. Winformer™ SFM-Series is an easy to operate roll former that accommodates roll tooling to produce screen frames and muntins. It includes a closed-loop flying cut off saw for highly accurate finished sizes and is equipped with precision-machined rolls for long life and superior quality.



2004

Highlights

RBI

RBI continues to add impressive new products to its offering. In 2004 RBI introduced the Futera III, a large capacity finned copper boiler that offers capacity modulation and low NOx emission performance in a very small footprint. The Furtera III also features the Tru-Flow™ control strategy, which constantly measures the combustion air to fine-tune the fuel-air mixture. The end result is a product that is inherently clean burning under all operating conditions. As finned copper boilers can be used for both comfort heating as well as domestic water heating, the Futera III is suitable for a broad range of commercial applications throughout the country.



Koldwave

Koldwave introduced a new line of vertical self-contained air conditioners, as well as a new line of condensing units. Intended for indoor installation, both models are ideal for applications where placement of the air conditioner outdoors is impractical or undesirable. Locating the units indoors and ducting the condenser air greatly minimizes the noise heard outside to the benefit of the building's occupants and neighbors. These units are often used in multi-story applications (floor-by--floor installations) where duct work cannot be run vertically to the individual floors.



Sterling

Sterling introduced a gas-fired furnace line in sizes suitable for commercial applications. The units have a small footprint, and are available with either DX or chilled water cooling. Typical applications include schools, churches and smaller office buildings.



LJ Wing

L. J. Wing introduced a new, patent pending internal face & bypass coil. The MV Series coil will reduce the number of active rows in response to a system's needs, eliminating temperature overides and helping lower and control energy usage.



Mestek Websites & Companies

mestek.com
air-balance.com
airthermhvac.com
american-warming.com
anemostat.com
appliedair.com
arrowunited.com
axonelec.com
beacon-morris.com
cescoproducts.com
cwpcoil.com
dalstromusa.com
engelind.com
formtekfmi.com
formtekgroup.com
formtekinc.com
formtek.com.cn
hillengr.com
hvacware.com
hydrotherm.com
iowaprecision.com
iowarebuilders.com
kingcompany.com
koldwave.com
krasnykaplan.com
ljwing.com
lockformer.com
louvers-dampers.com
mentoragvs.com
mtisys.com
omegaflex.com
rbiwaterheaters.com
reedinst.com
runwithrowe.com
salesassistant.com
smithboiler.com
spacepak.com
sterlingheat.com
sterlinghvac.com
tempriteheating.com
vulcanrad.com
yodermfg.com

bm Beacon/Morris® STERLING®
Smith CAST IRON BOILERS HydroTherm® RBI
SPACE PAK® A MESTEK COMPANY Koldwave abi
Vulcan RADIATOR AIRTHERM A Mestek Company
BOYERTOWN FOUNDRY COMPANY OmegaFlex KK KRASNY-KAPLAN CORPORATION
TEMPRITE® INDUSTRIES IOWA PRECISION COILED METAL PROCESSING SYSTEMS, WORLDWIDE
ANEMOSTAT® B&K
ARROW UNITED INDUSTRIES ID®
LJ WING® CESCO PRODUCTS King
Applied Air cwp® cooper-weymouth, peterson
HE HILL ENGINEERING ROWE Machinery & Manufacturing awv
YODER Alton® MENTOR AGVS
Dahlstrom® ENGEL INDUSTRIES LOCKFORMER

Financials

FORWARD LOOKING INFORMATION

OVERVIEW

The Company derives its revenues primarily from the sales of Company-manufactured products in its HVAC Segment and machinery and repair parts in its Metal Forming Segment. In both Segments the sale of service generates a relatively small component of total net sales. Within the HVAC Segment most, but not all, of the products sold involve one or more of the following: sheet metal fabrication, assembly, cast iron production, machining and stainless steel fabrication.

The Company's HVAC Segment reflects the seasonal nature of a company engaged in heating products sales, although the broadening of its product offering over the past 11 years to include cooling products, air handling products and corrugated stainless steel tubing has made the seasonal curve of the Segment's revenue stream somewhat less pronounced.

The Company's Metal Forming Segment operates within the highly cyclical capital goods marketplace and reflects the challenges not only with respect to cyclical demands but also the globalization of the customer base as well as the competitor base, requiring it to seek a more international focus in supply, manufacturing, sales and marketing. The Company operates principally within the North American marketplace. However, the Company does foresee the need for growth both in sales and production in both Europe and Asia.

As discussed above in Item 1, fluctuations in the metal commodities market in particular can have significant impacts on the Company's cost structure and may affect profitability with respect to revenues based on fixed-price contracts with Company customers, or derived in markets where pricing cannot be readily or promptly adjusted. The results of operations for 2004 reflect the significant impact of rapidly escalating commodity prices on profitability, as more fully discussed below.

The Company operates in highly competitive markets. While many companies, both larger and smaller than we are, sell many of the same products and services, our competitive position is not easily determinable in either of our Segments since no one competitor or group of competitors offers the same product lines through the same channels. Competitors in both of our Segments compete primarily through product quality and performance, price, service (both pre- and post-sale) and technical innovation. The relative importance of these factors varies from product line to product line.

An important part of the Company's business strategy is to look for niche areas where larger competitors in the HVAC arena choose not to focus, or, with respect to our Metal Forming Segment, where strategic enhancement of product offering will result in a more competitive position in the marketplace, and, through acquisition or product development, the Company seeks to address these opportunities. As a part of this process, we continually review our stable of subsidiary or divisional companies and product lines, evaluating them with respect to allocation of resources for growth, resuscitation or sale. Our history over the past twenty years has been growth often through acquisition and this process continues, as does the occasional divestiture or closing of a company or facility.

As will be more specifically discussed below, the strength or weakness in the construction markets directly affects our HVAC business, and aspects of the Metal Forming business, and strength or weakness in the capital goods markets directly affects our Metal Forming business. In 2004, residential construction was strong, institutional construction continued to be flat and industrial/commercial construction remained off from prior periods. In the capital goods sector, orders for machinery and machine tools continued to recover from the depressed levels of 2001 (but remained significantly below historical highs prior to 2000) resulting in significant revenue growth in 2004 for this Segment of the Company's business.

For 2005, the Company's HVAC Segment's budget is based upon an overall stability expected in the construction markets, though the mix of residential, commercial, industrial and institutional construction spending may change, and its Metal Forming Segment's budget reflects a continuation of the upturn in capital spending, driven in part by the pent-up demand resulting from deferred maintenance as well as increased manufacturing production utilizing the kind of machinery this Segment sells. However, rising commodity prices, especially copper and aluminum, are expected to contribute to upward inflationary pressure, which may also push interest rates higher. While the Company itself has not historically been highly leveraged and thus cost of capital has not been as significant a factor in the Company's cost structure as it may be in other companies, increases in interest rates could slow the domestic residential construction market or contribute to further declines in the commercial and industrial construction markets, as well as adversely affect the capital goods market recovery. Increased shipping costs and employee benefits expenses (primarily health care costs) also remain a threat to economic growth, which could have an adverse effect on the Company's operations. The Company's plans to "go private" subsequent to spinning off its Omega Flex subsidiary, as more fully explained in Note 17, will require additional borrowing which will result in the Company being more leveraged than at present.

NON-GAAP FINANCIAL MEASURES

RETURN ON AVERAGE NET ASSETS EMPLOYED

2004, 2003, 2002

The following analysis of the Company's Results of Operations focuses on the relationship of "Core Operating Profits", a "Non-GAAP financial measure", as defined below, to Average Net Assets Employed, as defined below. Management believes this focus, which is essentially an "enterprise value" point of view, is more useful to investors as it isolates and relates the Company's ongoing pre-tax, pre-interest, operating earnings to the total capital invested, whether debt or equity capital.

The Company's Operating Profits in 2004 and 2003, as reflected in the accompanying Consolidated Financial Statements, included disproportionately large Environmental (Credits) Charges of ($17,738,000) and $53,665,000, respectively, which relate to a particular environmental litigation matter which is discussed separately herein and which is therefore excluded from the definition of "Core Operating Profits" as used herein. Similarly excluded from the definition of Core Operating Profits is $9,028,000 in 2004 and $5,963,000 in 2003 in Subsidiary Bankruptcy Professional Fees, $1,789,000 in 2004 and $5,239,000 in 2003 in Plant Shutdown and Other Restructuring Charges, and $9,975,000 in Goodwill Impairment charges in 2003, all of which are also discussed separately herein. Core Operating Profits, as the term is used herein, is defined as Operating Profits determined in accordance with Generally Accepted Accounting Principles, as reflected in the accompanying financial statements, plus the aforementioned excluded (credits) and charges. Core Operating Profits are intended to be representative of the ongoing historical pretax, pre-interest, operating earnings stream contained in the Company's HVAC and Metal Forming businesses. The Environmental (Credits) and Charges and Subsidiary Bankruptcy Professional Fees which are excluded from the definition of Core Operating Profits relate to a specific circumstance involving an alleged release of pollutants at a location owned by a subsidiary prior to the acquisition of that subsidiary by the Company which is discussed in detail herein under the heading "CONTINGENT LIABILITIES" below. Management believes that an analysis of the Company's results of operations independent of the costs related to this particular matter is beneficial to the reader.

Management's intent in defining "Core Operating Profits" in this manner is to assist shareholders and other investors by separating the underlying operating earnings from "unusual" or otherwise anomalous events. The Company operates as a manufacturer in the HVAC and Metal Forming equipment market places. While subject to the effects of the business cycle, these are nonetheless mature industries characterized historically by evolutionary rather than sudden technological change and management believes therefore that its "Core Operating Profits" have historically been somewhat more predictable in nature than has been the case in other industries. It is not Management's intent to suggest that "unusual" or anomalous events will not in some form recur in the future, or that such prospects are not relevant to valuation, only that the isolation of "Core Operating Profits" in such mature industries is useful to investors in their evaluation of the Company's overall performance.

"Core Operating Profits", as defined, represents a "Non-GAAP financial measure" which is reconcilable with the "comparable GAAP financial measure", Operating (Loss) Profits, as follows:

	2004	2003 (in thousands)	2002
Core Operating Profits (Non-GAAP financial measure)	$17,840	$14,094	$ 18,751
(Plus) Less: Environmental (Credits) Charges	(17,738)	53,665	18,046
Less: Subsidiary Bankruptcy Professional Fees	9,028	5,963	---
Less: Goodwill Impairment	---	9,975	---
Less: Plant Shutdown and Other Restructuring Charges	1,789	5,239	---
Operating Profits (Comparable GAAP financial measure)	$24,761	($60,748)	$ 705

The Company's Return on Average Net Assets Employed, defined as Core Operating Profits, over Average Net Assets Employed From Continuing Operations (Total Assets less Current and Non Current Liabilities-other than Current and Non Current Portions of Long-Term Debt-averaged over 12 months) for the years 2004, 2003, and 2002 was as follows:

	2004	2003 (in thousands)	2002
Core Operating Profits (Non-GAAP financial measure)	$17,840	$14,094	$18,751
Average Net Assets Employed from Continuing Operations	$158,696	$158,295	$167,440
Return on Average Net Assets Employed	11.2%	8.9%	11.2%

Average Net Assets Employed from Continuing Operations in 2004 and 2003 was further adjusted to exclude the effect of Environmental Litigation and Remediation Reserves (such that these reserves, including their deferred tax effects, are not treated as having reduced Net Assets Employed) as more fully described in 'CONTINGENT LIABILITIES' herein and in Notes 10 and 15 to the accompanying Consolidated Financial Statements.

The increase in overall Return on Average Net Assets Employed from 8.9% in 2003 to 11.2% in 2004 reflected several themes and occurred notwithstanding significant cost increases in steel, copper, and aluminum as well as increases in freight costs which impacted gross margins for many of the HVAC Segment's other franchises resulting in reduced operating profits on relatively flat revenues:

1. The HVAC Segment's Omega unit continued to increase sales and operating profits for its successful TracPipe® corrugated stainless steel tubing product despite significant stainless steel cost increases.

2. The Metal Forming Segment recorded a 35.9% revenue growth in 2004 (excluding the effect of Engel Industries which was acquired in August of 2003) reflecting improved conditions in the capital goods marketplace and the segment's continuing efforts to integrate its numerous complementary acquisitions of the last several years. The net result was a significant improvement in Core Operating Profits on relatively flat Average Net Assets Employed, as more fully explained below, notwithstanding significant cost increases in steel prices.

3. Operating losses attributable to the Anemostat and King franchises were significantly reduced in 2004 as the relocation of these businesses was successfully completed.

RESULTS OF OPERATIONS

ANALYSIS: 2004 VS. 2003

HVAC SEGMENT:

The Company's HVAC Segment reported comparative results from continuing operations for 2004 and 2003 as follows:

	2004 ($000)	2004 %	2003 ($000)	2003 %
Net Sales	$ 308,760	100.00%	$ 299,201	100.00%
Gross Profit	$89,581	29.01%	$88,906	29.71%
Core Operating Profits (a non-GAAP financial measure)	$17,021	5.51%	$18,949	6.33%
Average Net Assets Employed (ANAE)	$126,036		$126,630	
Return on ANAE	13.50%		14.96%	

The HVAC Segment's revenues by product group were as follows for 2004 and 2003:

	2004 ($000)	2003 ($000)
Hydronic Products	$124,104	$120,793
Air Distribution & Cooling Products	78,241	82,994
Gas & Industrial Products	106,415	95,414
Segment Total	$308,760	$299,201

The Hydronic Product Group's sales increased 2.74%in 2004 due to strong sales of residential hydronic products which were partially offset by weak commercial hydronic product sales, including finned tube and commercial boilers. The Air Distribution and Cooling Products Group's revenues were down 5.73% reflecting continuing weak commercial construction activity in 2004. The Gas & Industrial Products Group's revenues were up 11.5% in 2004 reflecting continued strong sales of Omega's TracPipe® flexible gas piping product and its patented connection system. TracPipe® is a corrugated stainless steel tubing product developed especially for use in the piping and installation of gas appliances. TracPipe® and the Segment's residential HVAC products were sustained in 2004 by relatively strong single family and multi-family residential construction activity

For the year as a whole, the HVAC Segment's revenues were up 3.19%, from $299,201,000 in 2003, to $308,760,000 in 2004, reflecting the various effects mentioned above. The Segment's gross profit margins were negatively impacted by inflationary pressures effecting copper, steel, aluminum, scrap steel and other commodities in 2004.

Reflecting the factors mentioned above, Core Operating Profit, a non-GAAP financial measure, for the HVAC Segment was reduced by 10.2% from $18,949,000 in 2003 to $17,021,000 in 2004. Core Operating Profit, a non-GAAP financial measure, is reconcilable with Operating Profit, the most directly comparable GAAP financial measure, as follows:

	2004 ($000)	2003 ($000)
Core Operating Profits (a non GAAP financial Measure)	$17,021	$18,949
Plant Shutdown and Other Restructuring Charges	(1,789)	(5,239)
Operating Profits (Comparable GAAP Financial Measure)	$15,232	$13,710

METAL FORMING SEGMENT:

This Segment includes a number of established brand names including CWP, Rowe, Dahlstrom, Hill, CoilMate/Dickerman, Lockformer, IPI, Engel, Lion, Yoder, Krasny Kaplan and Mentor AGVS which manufacture sophisticated metal handling, feeding and forming equipment, roll-forming equipment and related machine tools and dies, tube mills, pipe mills, custom engineered material handling equipment, and automated guided vehicle systems. The Segment acquired 100% of the capital stock of Engel Industries, Inc. ("Engel") on August 29, 2003 for $5,687,000 after adjustments. Engel is a leading manufacturer of roll forming equipment whose products are similar to those made by the Lockformer division of Met-Coil Systems LLC. The Segment acquired the assets of Lion Machinery on October 6, 2004 for approximately $1.0 million. The operations were folded into Engel.

The Company's Metal Forming Segment reported comparative results from continuing operations for 2004 and 2003 as follows:

	2004 ($000)	2004 %	2003 ($000)	2003 %
Net Sales	$96,033	100.00%	$66,905	100.00%
Gross Profit	$25,923	26.99%	$17,017	25.43%
Core Operating Profit (Loss) (Non-GAAP financial measure)	$847	1.00%	($4,322)	(6.46%)
Average Net Assets Employed (ANAE)	$32,660		$31,665	
Return on ANAE	2.59%		(13.65)%	

Core Operating (Loss), a non-GAAP financial measure, is reconcilable with Operating (Loss), the most directly comparable GAAP financial measure, as follows:

	2004 ($000)	2003 ($000)
Core Operating (Loss) (Non-GAAP financial measure)	$ 847	($4,322)
(Plus) Less: Environmental (Credits) Charges	(17,738)	53,665
Less: Subsidiary Bankruptcy Professional Fees	9,028	5,963
Less: Goodwill Impairment	---	9,975
Operating (Loss) Profits (Comparable GAAP financial measure)	$9,557	($73,925)

The Metal Forming Segment's products are capital goods used in the handling, forming and fabrication of sheet metal in various manufacturing applications including those in the auto, steel service center, stamping, metal construction, appliance and metal office furniture manufacturing industries, among others. As such, the Segment's products have benefited from recent strengthening in the demand for machine tools in those industries. The Company also believes that its continuing efforts to integrate and synergize the various complementary franchises acquired over the last several years have begun to positively impact the segment's revenues and margins. Management continues to study ways to maximize the opportunities presented by its development of a multifaceted product platform under the Formtek name which it believes is unique in the Metal Forming industry. Net Sales for the Segment, excluding for both 2004 and 2003 revenues from Engel which was acquired in August of 2003, as more fully explained in Note 2, were up 35.9% from 2003, but remained significantly below the cyclical peak of 2000.

Core Operating Profits (Loss) for the Segment in 2004 included approximately $921,000 in startup and other costs related to the Segment's operations in Beijing, the operations of Formtek Metalforming Integration, Inc. (FMI) (now closed and integrated into other existing operations), Iowa Rebuilders and Axon Electric LLC and a number of new product development and market development efforts undertaken by the Formtek Group located in Itasca, IL, on behalf of the Segment. Core Operating Profit (Loss) for 2003 included comparable expenses of approximately $900,000. The Segment's sales backlog was $25.9 million at December 31, 2004, down slightly from $27.8 million at December 31, 2003, reflecting significantly increased and on time fourth quarter shipments in 2004 relative to 2003. The Segment believes that such a backlog, representing about 12 weeks of planned shipments, is an adequate balance of work ahead and ability to meet lead times required in the marketplace.

CONSOLIDATED RESULTS:

As a whole, the Company reported comparative results as follows:

	2004 ($000)	2004 %	2003 ($000)	2003 %
Net Sales	$404,863	100.00%	$366,513	100.00%
Gross Profit	$115,256	28.47%	$106,066	28.94%
Core Operating Profits (Non-GAAP financial measure)	$17,840	4.41%	$14,094	3.85%
Average Net Assets Employed (ANAE)	$158,696		$158,295	
Return on ANAE	11.2%		8.9%	

Core Operating Profit (Loss), a non-GAAP financial measure, is reconcilable with Operating Profit (Loss), the most directly comparable GAAP Financial Measure, as follows:

	2004 ($000)	2003 ($000)
Core Operating Profit (Non-GAAP financial measure)	$17,840	$14,094
(Plus) Less: Environmental (Credits) Charges	(17,738)	53,665
Less: Subsidiary Bankruptcy Professional Fees	9,028	5,963
Less: Plant Shutdown and Other Restructuring Charges	1,789	5,239
Less: Goodwill Impairment	---	9,975
Operating (Loss) Profits (Comparable GAAP financial measure)	$24,761	($60,748)

The modest improvement in Gross Profit margins overall reflects the offsetting effects of improved margins in the Metal Forming Segment and reduced margins in the HVAC Segment traceable principally to inflationary increases in commodity costs experienced in 2004, as explained above.

Sales expense for the Company as a whole, as a percentage of revenues, was reduced from 14.41% in 2003 to 13.78% in 2004, reflecting the effect of improved revenues. General and Administrative expenses, as a percentage of revenues, decreased from 6.52% in 2003 to 6.33% in 2004, reflecting the effect of improved revenues, but was increased in absolute terms by $1.7 million primarily reflecting the increased costs of compliance with the requirements of the Sarbanes-Oxley Act of 2002, and related Securities and Exchange Commission rules and regulations issued pursuant to the Sarbanes-Oxley Act, and the new Corporate Governance Listing Standards of the New York Stock Exchange also issued, in part, in response to the Sarbanes-Oxley Act. Engineering expense, as a percentage of continuing revenues, decreased from 4.17% in 2003 to 3.94% in 2004, reflecting the effect of improved revenues.

Interest Expense increased substantially in 2004, reflecting principally the effects of additional borrowings required to fund the costs of the Met-Coil bankruptcy administration and the Met-Coil bankruptcy reorganization plan which became effective on October 19, 2004, as more fully described in Note 15 and as discussed in more detail in the Liquidity and Capital Structure section herein. As a result, average outstanding debt in 2004 was $28.2 million versus $16.1 million in 2003.

Income Tax Expense (Benefit) for 2004 on Income from Continuing Operations, as a percentage of pretax income (loss), differed substantially from the "expected" income tax expense due to the federal and state income tax effects of the Met-Coil bankruptcy process which resulted in substantial one time tax benefits, as more fully described in Note 7.

ANALYSIS: 2003 VS. 2002

HVAC SEGMENT:

The Company's HVAC Segment reported comparative results from continuing operations for 2003 and 2002 as follows:

	2003 ($000)	2003 %	2002 ($000)	2002 %
Net Sales	$ 299,201	100.00%	$ 307,585	100.00%
Gross Profit	88,906	29.71%	93,176	30.29%
Core Operating Profits (a non-GAAP financial measure)	18,949	6.33%	21,801	7.08%
Average Net Assets Employed (ANAE)	126,630		130,150	
Return on ANAE	14.96%		16.75%	

The HVAC Segment's revenues by product group were as follows for 2003 and 2002:

	2003 ($000)	2002 ($000)
Hydronic Products	$120,793	$115,160
Air Distribution & Cooling Products	82,994	90,502
Gas & Industrial Products	95,414	101,923
Segment Total	$299,201	$307,585

The Hydronic Product Group's sales increased in 2003 due to strong commercial boiler product sales which offset weakness in the market for certain commercial hydronic products, including finned tube and related products. The Air Distribution and Cooling Products Group's revenues were impacted negatively in 2003 by the closure and relocation of the Anemostat (Scranton, PA) manufacturing facility accounting for the majority of the revenue drop in this Product Group. The Gas & Industrial Products Group's revenues were similarly affected in 2003 by the closure and relocation of the King Company (Bishopville, SC) manufacturing facility, accounting for the majority of the revenue drop in this Product Group.

For the year as a whole, the HVAC Segment's revenues were down 2.72%, from $307,585,000 in 2002, to $299,201,000 in 2003, reflecting the various effects mentioned above.

The HVAC Segment's Air Distribution and Cooling Products Group incurred substantial incremental costs in its Wrens, GA facility in 2003 relating to the relocation of Anemostat products to that location. A 25,000 square foot plant addition was completed at the Wrens, GA location in 2003 to accommodate the relocation, and significant disruptions to the existing product franchises at that location were incurred in the absorption of the Anemostat product line into the Wrens operations. In addition, continuing softness in certain commercial construction markets adversely impacted revenues and Return on ANAE for this Group.

Reflecting the factors mentioned above, Core Operating Profit, a non-GAAP financial measure, for the HVAC Segment was reduced by 13.1% from $21,801,000 in 2002 to $18,949,000 in 2003. Core Operating Profit, a non-GAAP financial measure, is reconcilable with Operating Profit, the most directly comparable GAAP financial measure, as follows:

	2003 ($000)	2002 ($000)
Core Operating Profits (a non GAAP financial Measure)	$18,949	$21,801
Plant Shutdown and Other Restructuring Charges	(5,239)	---
Operating Profits (Comparable GAAP Financial Measure)	$13,710	$21,801

Sales of Omega's TracPipe® flexible gas piping product and its patented connection system continued to grow in 2003 sustained by relatively strong single family and multi-family residential construction activity. TracPipe® is a corrugated stainless steel tubing product developed especially for use in the piping and installation of gas appliances.

METAL FORMING SEGMENT:

This Segment includes a number of established brand names including CWP, Rowe, Dahlstrom, Hill, CoilMate, Lockformer, and IPI. This Segment's results also include the operations of SNS Properties, Inc. (SNS) (renamed Formtek Cleveland, Inc.) which was acquired on July 2, 2001 and includes the Yoder, Krasny Kaplan and Mentor AGVS businesses which manufacture sophisticated metal forming equipment, roll-forming equipment, tube mills, pipe mills, custom engineered material handling equipment, and automated guided vehicle systems. The Segment acquired 100% of the capital stock of Engel Industries, Inc. ("Engel") on August 31, 2003 for $5,687,000 after adjustments. Engel is a leading manufacturer of roll forming equipment whose products are similar to those made by the Lockformer division of Met-Coil Systems Corporation.

The Company's Metal Forming Segment reported comparative results from continuing operations for 2003 and 2002 as follows:

	2003 ($000)	2003 %	2002 ($000)	2002 %
Net Sales	$66,905	100.00%	$65,855	100.00%
Gross Profit	$17,017	25.43%	$15,975	24.25%
Core Operating (Loss) (Non-GAAP financial measure)	($4,322)	(6.46%)	($2,492)	(3.78%)
Average Net Assets Employed (ANAE)	$31,665		$36,943	
Return on ANAE	(13.65)%		(6.75%)	

Core Operating (Loss), a non-GAAP financial measure, is reconcilable with Operating (Loss), the most directly comparable GAAP financial measure, as follows:

	2003 ($000)	2002 ($000)
Core Operating (Loss) (Non-GAAP financial measure)	($4,322)	($ 2,492)
Less: Environmental Charges	53,665	18,046
Less: Subsidiary Bankruptcy Professional Fees	5,963	---
Less: Goodwill Impairment	9,975	---
Operating (Loss) Profits (Comparable GAAP financial measure)	($73,925)	($20,538)

The Metal Forming Segment's products are capital goods used in the handling, forming and fabrication of sheet metal in various manufacturing applications including those in the auto, steel service center, stamping and metal appliance and metal office furniture manufacturing industries, among others. As such, the Segment's products are particularly susceptible to cyclical economic downturns. Reflecting these effects, Net Sales for the Segment, excluding revenues from Engel, which was acquired on August 31, 2003, as more fully explained in Note 2 to the Consolidated Financial Statements, remained depressed relative to historical levels, up 1.6% from 2002, but significantly reduced from a cyclical peak in 2000. The Segment's 2003 results reflect the present depressed conditions in the machine tool industry as a whole.

Core Operating Profits (Loss) for the Segment in 2003 included approximately $900,000 in startup and other costs related to the Segment's operations in Beijing, the creation of Formtek Metalforming Integration, Inc. (FMI) and Axon Electric LLC and a number of new product development and market development efforts undertaken by the Formtek Group located in Itasca, IL, on behalf of the Segment. Core Operating (Loss) for 2003 also included operating losses of approximately $950,000 from Engel. Net of these two items, Core Operating (Loss) for 2003 was comparable to Core Operating (Loss) for 2002, reflecting the depressed conditions in the machine tool industry which persisted during most of 2003. Recent signs of economic growth, however, have translated into an improved 2005 outlook. The Segment's sales backlog at February 29, 2004 stood at $30.9 million, up from $27.8 million at December 31, 2003, $23.7 million at September 30, 2003 and (excluding Engel) $23.1 million at December 31, 2002.

CONSOLIDATED RESULTS:

As a whole, the Company reported comparative results as follows:

	2003 ($000)	2003 %	2002 ($000)	2002 %
Net Sales	$366,513	100.00%	$373,874	100.00%
Gross Profit	$106,066	28.94%	$109,331	29.24%
Core Operating Profits (Non-GAAP financial measure)	$14,094	3.85%	$18,751	5.00%
Average Net Assets Employed (ANAE)	$158,295		$167,440	
Return on ANAE	8.9%		11.2%	

Core Operating Profit (Loss), a non-GAAP financial measure, is reconcilable with Operating Profit (Loss), the most directly comparable GAAP Financial Measure, as follows:

	2003 ($000)	2002 ($000)
Core Operating Profit (Non-GAAP financial measure)	$14,094	$18,751
Less: Environmental Charges	53,665	18,046
Less: Subsidiary Bankruptcy Professional Fees	5,963	---
Less: Plant Shutdown and Other Restructuring Charges	5,239	---
Less: Goodwill Impairment	9,975	---
Operating (Loss) Profits (Comparable GAAP financial measure)	($60,748)	$ 705

The reduction in Gross Profit margins overall reflects the effect of reduced sales as explained above.

Sales expense for the Company as a whole, as a percentage of revenues, increased from 14.34% in 2002 to 14.41% in 2003, reflecting the effect of reduced revenues. General and Administrative expenses, as a percentage of revenues, increased from 5.89% in 2002 to 6.52% in 2003, reflecting the effect of reduced revenues, and a variety of incremental expenses associated with the Company's second tier subsidiary, Met-Coil Systems Corporation and, as well as increased costs associated with environmental litigation and the bankruptcy process for compliance with the requirements of the Sarbanes-Oxley Act of 2002, and related Securities and Exchange Commission rules and regulations issued pursuant to the Sarbanes-Oxley Act, and the new Corporate Governance Listing Standards of the New York Stock Exchange also issued, in part, in response to the Sarbanes-Oxley Act. Engineering expense, as a percentage of continuing revenues, increased slightly, from 4.01% in 2002 to 4.17% in 2003, reflecting the effect of reduced revenues.

Interest Expense decreased substantially in 2003, reflecting principally the effects of (1) reduced investments in inventory and accounts receivable as a result of reduced sales and ongoing inventory control efforts and (2) positive cash flow from operations, as discussed in more detail in the Liquidity and Capital Structure section herein. As a result, average outstanding debt in 2003 was $16.1 million versus $26.6 million in 2002 despite the acquisition of Engel Industries, Inc. on August 29, 2003 for approximately $5.7 million and significant spending related to the bankruptcy of the Company's Met-Coil subsidiary, as more fully discussed in "CONTINGENT LIABILITIES" herein and in Note 15 to the Consolidated Financial Statements.

Income Tax Expense (Benefit) for 2003 on Income from Continuing Operations, as a percentage of pretax income (loss), differed substantially from the "expected" income tax expense due to the state income tax effects of losses in certain subsidiaries where state tax benefits from such losses are not available.

CONTINGENT LIABILITIES - Guaranties, Subsidiary Bankruptcy and Environmental Matters

The Company is obligated under Indemnity Agreements ("Indemnity Agreements") executed on behalf of 23 of the Company's Officers and Directors. Under the terms of the Indemnity Agreements, the Company is contingently liable for costs which may be incurred by the Officers and Directors in connection with claims arising by reason of these individuals' roles as Officers and Directors.

The Company is contingently liable under standby letters of credit totaling $25,384,000 issued principally in connection with its commercial insurance coverages and in connection with the funding of the Met-Coil TCE PI Trust discussed below. For losses occurring in the policy years ending October 1, 2004 and October 1, 2005, the Company retained liability for the first $2,000,000 per occurrence of commercial general liability claims (including products liability claims), subject to an agreed aggregate. For losses occurring in the policy year ended October 31, 2003, the Company retained liability for the first $500,000 per occurrence of commercial general liability claims (including product liability), subject to an agreed aggregate. In addition, for all three of these policy years the Company retained liability for the first $250,000 per occurrence of workers compensation coverage, subject to an agreed aggregate.

The Company is obligated as a guarantor with respect to certain debt of CareCentric, Inc. (formerly Simione Central Holdings, Inc. – see Note 5) to CareCentric's primary commercial bank, Wainwright Bank & Trust Company, in the amount of $4 million. The $4 million Wainwright credit line is secured by substantially all of CareCentric's assets and the Company's guarantee expires coincident with the credit line on August 31, 2005. The balance outstanding under CareCentric's credit line with Wainwright Bank & Trust Company as of December 31, 2004 was $500,000, a reduction of $1,625,000 since December 31, 2003. The Company accrued this guarantee (originally in the amount of $6 million and now reduced to $4 million) as a reserve for Investment Losses. John E. Reed, the Company's Chairman and Chief Executive Officer, is a shareholder and director of Wainwright Bank & Trust Company.

The Company is subject to several legal actions and proceedings in which various monetary claims are asserted. Management, after consultation with its corporate legal department and outside counsel, does not anticipate that any ultimate liability arising out of all such litigation and proceedings will have a material adverse effect on the financial condition of the Company except as set forth below.

Berry, et al. v. Titeflex Corp., et al.
Case No. 05-6001, U.S.D.C., W.D. Ark., Hot Springs Div.
(Originally filed in Circuit Court of Clark County, Arkansas as Case No. CV-2004-211 on November 15, 2004.)
Defendant: Omega Flex, Inc., a Pennsylvania Corporation

Four individual residents of Arkansas and an individual Texas resident have sued the top four manufacturers of corrugated stainless steel tubing ("CSST"), including the Company's subsidiary Omega Flex, Inc., ("Omega") the manufacturer of TracPipe®-brand CSST. The complainants have proposed a national class action on behalf of all owners of installed CSST. Installed CSST is alleged to be defective because it is alleged to be more susceptible to failure from near-lightning strikes than traditional black iron pipe and because the manufacturers allegedly failed to warn of CSST's allegedly heightened susceptibility.

A federal court has recently remanded the case to state court in Arkansas. The parties will next engage in discovery and disposition of the issue of class certification. Omega will oppose both class certification and any request for a national class. The Company believes Omega has valid defenses to the issues of both class certification and product liability and Omega will contest these claims vigorously. At this time the Company believes that no estimation of Omega's potential liability in the matter can be reasonably made. It is the nature of class action litigation in general, and, accordingly, this matter in particular, that if there should be an adverse decision on the issue of certification of a national class of CSST owners and an adverse decision on the issue of product liability, the financial position and results of operation of Omega could be materially adversely affected.

ENVIRONMENTAL DISCLOSURE

Bankruptcy and Environmental Issues Involving Releases of Hazardous Materials

As disclosed in previous filings, the Lockformer Company ("Lockformer"), a division of the Company's second tier subsidiary, Met-Coil Systems Corporation, now Met-Coil Systems, LLC ("Met-Coil"), and Mestek directly (under various legal theories) were defendants in various actions relating to the alleged release and presence of trichloroethylene ("TCE") contamination on and in the vicinity of Lockformer's manufacturing facility in Lisle, IL. On August 26, 2003, Met-Coil filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (Case No. 03-12676-MFW).

On August 17, 2004, the Bankruptcy Court confirmed the Fourth Amended Chapter 11 Plan of Reorganization (the "Amended Plan") proposed by Met-Coil and Mestek, as co-proponents, and recommended to the United States District Court (N. D. Del.) ("the District Court") that it approve and enter the "channeling injunction" discussed below, and certain related third party releases in favor of, among others, Mestek and its affiliates. On September 14, 2004, the District Court entered and approved the recommended findings and conclusions and issued the "channeling injunction".

This Amended Plan, supported by all major parties in interest in the Met-Coil Chapter 11 case, became effective on October 19, 2004.

The Amended Plan settled the various legal actions which had been commenced against Met-Coil and Mestek with respect to an alleged release of TCE into the soils, groundwater or air in or around Met-Coil's Lockformer Company facility in Lisle, Illinois, including the class action captioned *Mejdrech, et al. v. The Lockformer Company, et al.* and all other personal injury and indemnification actions brought against the Company relating to the alleged release of TCE.

In addition, the Amended Plan established a trust (the "TCE PI Trust") for the holders of future claims or demands, who reside, resided or may reside in a certain geographic area in the vicinity of the facility in Lisle, Illinois, and who assert or may assert personal injury claims in the future. Pursuant to the "channeling injunction" the TCE PI Trust was established to assume all such future personal injury claims and demands and pay and administer verified claims for up to 45 years. Pursuant to the Amended Plan, the Company and Met-Coil are committed to fund up to $26 million (on a present value basis) to the TCE PI Trust over time and based on actual claims paid. Upon establishment of such TCE PI Trust, Mestek and its affiliates were released from any liabilities assumed by the TCE PI Trust for up to 45 years. Pursuant to the Amended Plan, all such future claims and demands will be "channeled" to the TCE PI Trust and be paid in accordance with the distribution procedures established for such trust. This TCE PI Trust is being administered by an independent trustee, with power to mediate, arbitrate and, if necessary, litigate claims.

The Company's Environmental and Litigation Reserve as of the year ended December 31, 2003 was approximately $50.8 million. The confirmation of the Amended Plan resulted in the collection of certain insurance proceeds and the resolution of settlements with various claimants and creditors, the result of which is a reduction of these reserves as of December 31, 2004 to $24.7 million and the recording of a negative Environmental Litigation/Remediation expense (that is, income) of $17,738,000 in the twelve month period ended December 31, 2004. The reduction in the reserve also reflected approximately $2,011,000 for remediation expenditures made during the twelve months ended December 31, 2004. Based on recent estimates of ongoing remediation costs, management has increased the remediation portion of the reserve to $7,018,000, as of December 31, 2004, which amount is included in the $24.7 million reserve discussed above. See Note 15 to the Consolidated Financial Statements for a tabular illustration of the effects of the Amended Plan on the Company's liabilities. The reserve balance at December 31, 2004 relates to future obligations under the Plan relating to soil and groundwater remediation, municipal water connections, the TCE PI Trust described above and other administrative expenses of the Met-Coil bankruptcy. Management believes that no additional reserves, beyond those set forth above, are required to be taken at this time. These reserves have been established in accordance with Financial Accounting Standard Board Statement No. 5 and Staff Accounting Bulletin No. 92. However, while these reserves represent management's best estimate of these liabilities, and are based upon known or anticipated claims analysis estimated by various legal, scientific and economic experts, there is no assurance that these reserves will be adequate to meet all potential claims arising from the environmental contamination at the Lisle, Illinois site. In addition, there can be no assurance that future claims for personal injury or property damage will not be asserted by other plaintiffs against Met-Coil and Mestek with respect to the Lockformer site and facility. See Remediation – Lisle, IL section below.

The immediate cash requirements of funding the Amended Plan required borrowing, net of insurance recoveries, of approximately $9,900,000 in October of 2004, under the Company's $70 million commercial bank credit facility (see Note 6 to the Consolidated Financial Statements). In addition, letters of credit of approximately $17,000,000 were issued against the credit facility in connection with the funding of the Amended Plan and the TCE PI Trust.

Remediation – Lisle, IL:

Met-Coil is continuing the hook-up of certain residences to public water supply and the remediation of the Lockformer facility in Lisle, IL, pursuant to a Work Plan for the site ("on-site remediation") approved by the Environmental Protection Agency ("EPA") and is awaiting approval of the remedial standards to be achieved by such Work Plan, as well as the methodology for groundwater remediation, from the IEPA. In the three months ended December 31, 2004, Met-Coil paid $442,000 in costs related to on-site remediation, and has a remaining reserve of $7,018,000, as described above, for future remediation costs as of December 31, 2004. The Company has guaranteed to the IEPA up to $3 million of remediation costs incurred by either Met-Coil or, if Met-Coil fails to perform the remediation, the IEPA.

In light of the remaining uncertainties surrounding the effectiveness of the available remediation technologies and the future potential changes in methodology, remedial objectives and standards, still further reserves may be needed in the future with respect to the on-site remediation of the Lisle facility. The complexity of aforementioned factors makes it impossible at this time to further estimate any additional costs.

The Company's Environmental Litigation and Remediation Reserve is comprised of the following at December 31, 2004 and 2003.

	December 31,	
	2004	2003
	(in thousands)	
Mejdrech and Schreiber litigation claim (Letter Agreement)	$0	$18,500
Devane Litigation Claims	0	2,368
Estimated Future Remediation costs	7,018	7,632
The Illinois Actions, The Honeywell Claims, The Attorney General Action and all matters related to pending future personal Injury claims in the Lockformer area	1,500	22,300
Potential Future Obligations to the TCE PI Trust	16,171	---
Total Environmental Litigation and Remediation Reserve	$24,689	$50,800

Other Claims Alleging Releases of Hazardous Materials or Asbestos Related Liability

The Company is currently a party to approximately 265 asbestos-related lawsuits, and in the past twelve months has been named in approximately 5 new such lawsuits each month, primarily in one county in Illinois where numerous asbestos-related actions have been filed against numerous defendants.

Almost all of these suits seek to establish liability against the Company as successor to companies that may have manufactured, sold or distributed asbestos-related products, and who are currently in existence and defending thousands of asbestos related cases, or because the Company currently sells and distributes boilers, an industry that has been historically associated with asbestos-related products. The Company believes it has valid defenses to all of the pending claims and vigorously contests that it is a successor to companies that may have manufactured, sold or distributed any product containing asbestos materials. However, the results of asbestos litigation have been unpredictable, and accordingly, an adverse decision or adverse decisions in these cases, individually or in the aggregate, could materially adversely affect the financial position and results of operation of the Company and could expose the Company to substantial additional asbestos related litigation and the defense costs thereof, which defense costs, because of the sheer number of asbestos claimants and the historical course of the litigation process in this area has the potential to become substantial, though these costs are not capable of estimation at this time. The total requested damages of these cases are over $3 billion. To date, however, the Company has had over 40 asbestos-related cases dismissed without any payment and it settled approximately twenty-five asbestos-related cases for a de minimis value. However, there can be no assurance the Company will be able to successfully defend or settle any pending litigation.

In addition to the Lisle, IL site, the Company has been named or contacted by state authorities and/or the EPA regarding the Company's asserted liability or has otherwise determined it may be required to expend funds for the remediation of certain other sites in North Carolina, Connecticut and Pennsylvania. Such matters have been previously described in greater detail in the Company's 2003 Report on Form 10-K.

The Company continues to investigate all of these matters. Given the information presently known, no estimation can be made of any liability which the Company may have with respect to these matters. There can be no assurance, but based on the information presently available to it, the Company does not believe that any of these matters will be material to the Company's financial position or results of operations.

Warranty Commitments

Products sold by the Company are covered by various forms of express limited warranty with terms and conditions that vary depending upon the product. The express limited warranty typically covers the equipment, replacement parts and, in very limited circumstances, labor necessary to satisfy the warranty obligation for a period which is generally the earlier of 12 months from date of installation or 18 months from date of shipment from the Company factory, although some products or product components are warranted for periods ranging from eighteen months to ten years. The Company estimates the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, allowable costs per claim and recoveries from vendors. At least once a quarter the Company assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Costs to satisfy warranty claims are charged as incurred to the accrued warranty liability.

Following is a summary of changes in the Company's product warranty liability for the twelve months ended December 31, 2004 and 2003.

	Twelve months ended December 31,	
	2004	**2003**
	(in thousands)	
Balance at beginning of period	$2,524	$2,662
Provision for warranty claims	2,824	1,271
Warranty claims incurred	(1,484)	(1,453)
Balance at end of period	$3,864	$2,480

FUTURE IMPACT OF KNOWN TRENDS OR UNCERTAINTIES

The Company's operations are sensitive to a number of market factors, any one of which could materially adversely affect its results of operations in any given year:

Construction Activity—The Company's largest Segment, its Heating, Ventilating, and Air Conditioning (HVAC) Segment, is directly affected and its other Segment, Metal Forming, is indirectly affected by commercial construction projects and residential housing starts. Historically low interest rates in 2004 contributed to continued strong residential construction activity which offset relatively weak commercial construction activity. Commercial construction activity in 2004 was negatively affected by rising commodity costs and other uncertainties in the economy. Significant increases in interest rates or reductions in construction activity for other reasons in future periods, however, could be expected to adversely effect the Company's revenues, possibly materially.

Manufacturing Activity—The Company's Metal Forming Segment, as a manufacturer of capital goods used in other manufacturing processes, is subject to significant cyclicality based upon factory utilization, especially in North America. The Company's Metal Forming Segment provides equipment used to hold, uncoil, straighten, form, bend, cut, and otherwise handle metal used in manufacturing operations, all activities likely to be adversely affected in recessionary periods. The level of manufacturing activity in the automotive, steel processing, metal construction, sheet metal contracting, metal furniture, and stamping industries, is particularly relevant to this Segment since its products are typically purchased to upgrade or expand existing equipment or facilities. Expectations of future business activity are also particularly relevant. Activity in this Segment may be affected significantly in the future by the effects of globalization which impact both the markets for its products, the competitors it faces in such markets and potentially the cost and availability of its key components.

Credit Availability—Although interest rates trended lower in the beginning of 2004, interest rates began to increase in the last two quarters of 2004 and credit availability continues to be critical to the Company's customers and suppliers. As the Company's customer base includes many small to medium size businesses a contraction in credit availability could significantly impact the Company's operations.

Technological Changes—Although the HVAC industry has historically been impacted by technology changes in a relatively incremental manner, it cannot be discounted that radical changes—such as might be suggested by fuel cell technology, burner technology and/or other developing technologies—could materially adversely affect the Company's results of operations and/or financial position in the future.

Environmental Laws Affecting Operations and Product Design— The Company is subject to numerous laws and regulations that govern the discharge and disposal of materials into the environment. The Company's operations and its HVAC products that involve combustion, refrigeration, air conditioning and related technologies as currently designed and applied entail the risk of future noncompliance with the evolving landscape of environmental laws regulations and industry standards. The cost of complying with the various environmental laws regulations and industry standards is likely to increase over time, and there can be no assurance that the cost of compliance, including changes to manufacturing processes and design changes to current HVAC product offerings that involve the creation of carbon dioxide or other currently unregulated compounds emitted in atmospheric combustion, or efficiency standards, will not over the long-term and in the future have a material adverse affect on the Company's results of operations. In addition, a growing trend of governmental units and business entities to mandate or favor compliance with environmentally-based rating systems in the construction of buildings (such as "LEED" standards) may change the nature of HVAC products accepted in the marketplace and may have a materially adverse affect on the Company's results of operations.

Weather Conditions—The Company's core HVAC Segment manufactures heating, ventilating and air conditioning equipment with heating products representing the bulk of the Segment's revenues. As such, the demand for its products depends upon colder weather and benefits from extreme cold. Severe climatic changes, such as those suggested by the "global warming" phenomenon, could over time adversely affect the Company's results of operation and financial position.

Purchasing Practices—It has been the Company's policy in recent years for high value commodities to aggregate purchase volumes with fewer vendors to achieve maximum cost reductions while maintaining quality and service. This policy has been effective in reducing costs but has introduced additional risk which could potentially result in short-term supply disruptions or cost increases from time to time in the future.

Supply Disruptions and Commodity Risks—The Company uses a wide variety of materials in the manufacture of its products, such as copper, aluminum and steel, as well as electrical and mechanical components, controls, motors and other products. In connection with the purchase of major commodities, principally copper, stainless steel and aluminum for manufacturing requirements, the Company enters into some commodity forward agreements to effectively hedge a portion of the cost of the commodity. This forward approach is done for a portion of the Company's requirements, while the balance of the transactions required for these commodities are conducted in the cash or "spot" market. The forward agreements require the Company to accept delivery of the commodity in the quantities committed, at the agreed upon forward price, and within the timeframe specified. The cash or "spot" market transactions are executed at the Company's discretion and at the current market prices. In addition to the raw material cost strategy described above, the Company enters into fixed pricing agreements for the fabrication charges necessary to convert these commodities into useable product. Management believes at present that it has adequate sources of supply for its raw materials and components (subject to the risks described above under Purchasing Practices) and has historically not had significant difficulty in obtaining the raw materials, component parts or finished goods from its suppliers. No industry Segment of the Company is dependent on a single supplier, the loss of which would have a material adverse effect on its business.

Interest Rate Sensitivity—The Company's borrowings are largely Libor or Prime Rate based. The Company believes that a 100 basis-point increase in its cost of funds would not have a material effect on the Company's financial statements taken as a whole. Interest rates are nonetheless significant to the Company as a participant in the construction and capital goods industries. (See Construction Activity, Manufacturing Activity and Credit Availability above.)

Acquisition and Consolidation/Integration – The Company has historically grown through acquisition. Acquisitions often involve risks of integration with the parent company or consolidation between and among operating units or functional departments and may present managerial and operational challenges, which can have adverse effects on results of operations, typically when charges result from impairment of goodwill or indefinite lived intangibles or cessation of business operations from consolidations or otherwise. Acquisition integration also often requires considerable diversion of management attention, difficulty in integrating management resource planning and financial control systems, increased risk of contingent or unknown liabilities and potential disputes with sellers of the acquired companies. Expected cost savings from strategic acquisitions may not be realized or achieved within the timeframe initially expected.

Retention of Qualified Personnel – The Company does not operate with multiple levels of management. It is relatively "flat" organizationally spread over multiple locations and while we perceive this as a strength overall, it does subject the Company to the risks associated with the separation from the Company of critical managers for whatever reason. From time to time, there may be a shortage of skilled labor, which may make it more difficult and expensive for the Company to attract and retain qualified employees.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

Financial Reporting Release No. 60, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the Company's more significant accounting policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to revenue recognition, accounts receivable valuations, inventory valuations, goodwill valuation, intangible asset valuations, warranty costs, product liability costs, environmental reserves, workers compensation claims reserves, health care claims reserves, investments, and accounting for income taxes and the realization of deferred tax assets. Actual amounts could differ significantly from these estimates.

Our critical accounting policies and significant estimates and assumptions are described in more detail as follows:

Environmental Reserves

As discussed more fully in Note 11 and 16 to the Consolidated Financial Statements, Mestek's subsidiary, Met-Coil Systems LLC (Met-Coil), established reserves to address the cost of administering a trust for the benefit of persons exposed to releases of pollutants by Met-Coil and reserves to address the remaining costs of remediation to its property in Lisle, Illinois. These matters require the Company to monitor estimates, which are inherently judgmental and subject to change on an ongoing basis, and make changes as appropriate.

Accounts Receivable

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The estimated allowance for uncollectible amounts is based primarily on specific analysis of accounts in the receivable portfolio and historical write-off experience. While management believes the allowance to be adequate, if the financial condition of the Company's customers were to deteriorate, resulting in impairment of their ability to make payments, additional allowances may be required.

Product Liability Reserves

As explained in more detail in Note 11 to the Consolidated Financial Statements, the Company has absorbed significantly higher levels of insurance risk subsequent to September 11, 2001 due to the effects of September 11, 2001 on pricing in the commercial insurance marketplace. As a result, the Company must establish estimates relative to the outcome of various product liability and general liability matters which are inherently judgmental and subject to ongoing change.

Inventory

The Company values its inventory at the lower of cost to purchase and/or manufacture the inventory, principally determined on the last-in, first-out ("LIFO") method, or the current estimated market value of the inventory. The Company periodically reviews inventory quantities on hand and records a provision for excess and/or obsolete inventory based primarily on its estimated forecast of product demand, as well as based on historical usage. A significant decrease in demand for the Company's products or technological changes in the industries in which the Company operates could result in an increase of excess or obsolete inventory quantities on hand, requiring adjustments to the value of the Company's inventories.

Revenue Recognition

The Company's revenue recognition activities relate almost entirely to the manufacture and sale of heating, ventilating and air conditioning (HVAC) products and equipment and metal forming equipment. Under generally accepted accounting principles, revenues are considered to have been earned when the Company has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. With respect to sales of the Company's HVAC or metal forming equipment, the following criteria represent preconditions to the recognition of revenue:

* persuasive evidence of an arrangement must exist;
* delivery has occurred or services rendered;
* the sales price to the customer is fixed or determinable; and
* collection is reasonably assured.

Investments

As discussed more fully in Note 5 to the Consolidated Financial Statements, the Company has certain investments in CareCentric, Inc. (CareCentric) which it had historically accounted for by the equity method. On March 29, 2002, the Company transferred certain voting rights to John E. Reed, its Chairman and CEO, in the context of a refinancing transaction under which both the Company and John E. Reed invested additional monies in CareCentric. As a result of the transfer of votes, the Company determined that it no longer had "significant influence" relative to CareCentric, as defined in APB 18 and EITF Issue 98-13, and, accordingly, adopted the cost method of accounting for its investments in CareCentric subsequent to that date. The Company has also concluded that it is not required to consolidate the financial statements of CareCentric under the requirements of FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), as more fully explained in Note 5 to the accompanying Financial Statements.

Warranty

The Company provides for the estimated cost of product warranties at the time revenue is recognized based upon estimated costs, historical and industry experience, and anticipated in-warranty failure rates. purposes.

While the Company engages in product quality programs and processes, the Company's warranty obligation is affected by product failure rates, and repair or replacement costs incurred in correcting a product failure. Should actual product failure rates or repair or replacement costs differ from estimates based on historical experience, revisions to the estimated warranty liability may be required.

Health Care Claim Reserves

The Company self-insures a substantial portion of the health benefits provided for its employees and maintains reserves in this regard. The Company relies upon a recognized actuarial consulting firm to help it set and maintain these reserves.

Workers Compensation Claims Reserves

The Company provides workers compensation coverage principally through commercial insurance carriers using "high deductible" programs, which require the Company to reserve for and pay a high proportion of its workers compensation claims payable. The Company relies upon the expertise of its insurance carriers and its own historical experience in setting the reserves related to these claims.

Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted the provisions of FAS No. 142, "Goodwill and Other Intangible Assets". This statement affected the Company's treatment of goodwill and other intangible assets. The statement required that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets were required to be assessed and classified within the statement's criteria. Intangible assets with finite useful lives continued to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminable lives ceased.

The Company completed the first step of the transitional goodwill impairment test during the six months ended June 30, 2002 based on the amount of goodwill as of the beginning of fiscal year 2002, as required by FAS No. 142. The Company performed a valuation to determine the fair value of each of the reporting units. Based on the results of the first step of the transitional goodwill impairment test, the Company determined that goodwill impairment existed as of January 1, 2002, in the Company's Metal Forming Segment, which the Company has determined constitutes a "reporting unit" under FAS 142. The Company completed undertaking the second step of the transitional goodwill impairment test in 2002 and reported a charge for goodwill impairment in 2002 as explained more fully in Note 1 to the accompanying Consolidated Financial Statements, net of a related tax benefit, of $29,334,000.

The Company performed an annual impairment test in accordance with FAS 142 as of December 31, 2004 and 2003 for both its HVAC Segment and its Metal Forming Segment. The analysis under step one of FAS 142 indicated impairment of goodwill existed in the Metal Forming Segment as of December 31, 2003 and computations done in accordance with step two of FAS 142 indicated that all of this Segment's remaining goodwill of $9,975,000 was impaired and was reported in 2003 in the Company's financial statements under the heading Goodwill Impairment. The related tax benefit of $420,000, which was included in Income Taxes Benefit (expense) in 2003, was substantially lower than what would be expected on the basis of statutory rates due to the fact that the majority of the goodwill impairment had a zero basis for tax purposes as a result of having been acquired in stock rather than asset purchase transaction. Goodwill acquired in a stock rather than asset transaction generally carries a zero basis for tax purposes.

The Company concluded that no impairment of goodwill existed in either segment at December 31, 2004.

Accounting for Income Taxes

The preparation of the Company's Consolidated Financial Statements requires it to estimate its income taxes in each of the jurisdictions in which it operates, including those outside the United States which may be subject to certain risks that ordinarily would not be expected in the United States. The income tax accounting process involves estimating its actual current exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and equity method gains and losses, for tax and accounting purposes. These differences result in the recognition of deferred tax assets and liabilities. The Company must then record a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, it may need to adjust its valuation allowance which could materially impact its financial position and results of operations.

IMPACT OF INFLATION

Copper, steel, aluminum, fiberboard, and other related commodities represent a significant portion of the Company's prime costs. As such, the Company's margins are vulnerable to inflationary pressures which affect the commodity markets from time to time. Margins were significantly impacted by such commodity cost increases in 2004, as explained in more detail above. If the rate of inflation continues to climb in 2005, with concurrent interest rate increases, the Company expects that the construction markets and the capital goods markets in which it operates could be adversely impacted, thus potentially impacting the Company's results of operations.

NON-EXCHANGE TRADED CONTRACTS

Not Applicable

LIQUIDITY AND CAPITAL RESOURCES

Total Debt increased in 2004 by $5,531,000 reflecting the following:

	(in thousands)
Total Debt at December 31, 2003	$22,449
Plus: Met-Coil Reorganization Plan-Funding and related expense	12,211
Plus: Subsidiary Bankruptcy Expenses Paid	9,028
Less: Operating Cash Flow and Other Effects	(15,708)
Total Debt at December 31, 2004	$ 27,980

The Company's Long-Term Debt to Equity ratio at December 31, 2004 is 6.2%, up from 4.6% at December 31, 2003. As of December 31, 2004, the Company had approximately $23 million in remaining available credit capacity under its commercial bank lines of credit. The ratio of the Company's Funded Debt (Long-Term Debt, Current Portion of Long-Term Debt plus Short-term Notes Payable) to Shareholders' Equity was 24.1% at December 31, 2004. The ratio of the Company's Funded Debt at December 31, 2004 to its 2004 Adjusted EBITDA (a non-GAAP financial measure) was approximately 1.1 times. If Funded Debt is adjusted to include outstanding letters of credit the ratio becomes 2.1 times. Adjusted EBITDA is defined as Operating Profit determined in accordance with GAAP plus Depreciation and Amortization plus (less) Environmental Charges (Credits), plus Goodwill Impairment, plus Subsidiary Bankruptcy Professional Fees, plus Plant Shutdown and Other Restructuring Charges.

The Company believes its liquidity position at December 31, 2004 is adequate to meet foreseeable future needs. As more fully explained in Note 6 to the Consolidated Financial Statements, on October 19, 2004, the Company entered into a multi-bank, $70 million three-year, committed, unsecured revolving loan and letter of credit agreement. As more fully explained in Note 17 to the Consolidated Financial Statements, the Company has announced plans to "spin-off" its Omega Flex, Inc. subsidiary and subsequently "Go Private" which will require additional borrowings and will result in the Company being more leveraged than at present.

The Company has a number of contingent obligations (in addition to those related to the Met-Coil Bankruptcy and Environmental Litigation Disclosed in Unusual Events above) which can be summarized as follows:

The Company has guaranteed the obligations of CareCentric, Inc. to Wainwright Bank & Trust Company under CareCentric's $4 million credit line agreement with the bank, as more fully described in Notes 5 and 10 to the Consolidated Financial Statements. The outstanding balance under CareCentric's credit line agreement was

$500,000 at December 31, 2004 and $400,000 at February 28, 2005. John E. Reed, the Company's Chairman and Chief Executive Officer, and Chairman of CareCentric, is a shareholder and director of Wainwright Bank & Trust Company.

The Company is obligated under Indemnity Agreements executed on behalf of 23 of the Company's Officers and Directors. Under the terms of the Agreement, the Company is contingently liable for costs which may be incurred by the Officers and Directors in connection with claims arising by reason of these individuals' roles as Officers and Directors.

The Company is contingently liable under standby letters of credit totaling $25,384,000 issued principally in connection with the funding of the Met-Coil plan of reorganization, as more fully explained in Notes 10 and 15, and the Company's commercial insurance coverages. The level of insurance risk which the Company absorbs under its workers compensation and comprehensive general liability (including products liability) insurance programs increased substantially after October 1, 2001, largely as a result of the effects of "September 11, 2001" on the commercial insurance marketplace. For losses occurring in the policy years ending October 1, 2004 and October 1, 2005, the Company retained liability for the first $2,000,000 per occurrence of commercial general liability claims (including products liability claims), subject to an agreed aggregate. In addition, the Company retained liability for the first $250,000 per occurrence of workers compensation coverage, subject to an agreed aggregate.

Adverse developments in any of the areas mentioned above could materially affect the Company's results of operations in any given year.

The Company leases several manufacturing facilities and its corporate headquarters from Related Parties, as more fully disclosed in Note 8 to the Consolidated Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. In December of 2003 FASB issued FIN 46 (R) which, among other things, deferred the consolidation requirements for existing entities until the first reporting period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 did not have a material effect on the Company's Consolidated Financial Statements. (See Note 5 to the accompanying Consolidated Financial Statements.)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Contractual Obligation and Commercial Commitments

The Company's primary contractual obligations are summarized in the following table and are more fully explained in Notes 6, 8, and 10 to the Consolidated Financial Statements.

Payments Due by Period
(in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 year
Short Term Debt	$20,000	$20,000	$ 0	$ 0	$ 0
Long-Term Debt	7,980	768	1,446	1,557	4,209
Purchase Obligations	27,164	27,164		---	---
Operating Leases	12,211	3,426	5,113	3,672	---
Total Contractual Cash Obligations	$67,355	$51,358	$6,559	$5,229	$4,209

The Company's commercial commitments under letters of credit and guarantees are illustrated in the following table. These Standby Letters of Credit are reflected in the 'After 5 Years' column, as they are open-ended commitments not subject to a fixed expiration date. All guarantees may be extended by the Company for longer periods. The Company had outstanding at December 31, 2004, $16,977,796 in standby letters of credit issued in connection with the Met-Coil bankruptcy reorganization plan, as more fully explained in Note 10, and $8,406,102 in standby letters of credit issued in connection with its commercial insurance programs, as more fully explained above and in Note 10 to the Consolidated Financial Statements. The guarantee of $4,000,000 relates to the Company's guarantee of the obligations of CareCentric under its commercial bank secured line of credit, as more fully explained in Note 10 to the accompanying Consolidated Financial Statements.

		Payments Due by Period (in thousands)			
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby Letters of Credit	$25,384	$0	$0	$0	$25,384
Guarantee	4,000	4,000	0	0	0
Total Commercial Commitments	$29,384	$4,000	$ 0	$ 0	$25,384

Off-Balance Sheet Obligations or Arrangements

The Company is not a party to any off-balance sheet obligations or arrangements of which it is aware.

QUANTITIVE AND QUALITATIVE MARKET RISKS

The Company does not engage in the purchase or trading of market risk sensitive instruments other than with respect to a single interest rate swap transaction entered into on February 9, 2004 whereby the Company has obtained fixed interest rate protection for approximately $14,000,000 of its bank debt. The Company does not presently have any positions with respect to hedge transactions such as forward contracts relating to currency fluctuations. No market risk sensitive instruments are held for speculative or trading purposes.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Mestek, Inc.

We have audited the accompanying consolidated balance sheet of Mestek, Inc. and subsidiaries (the Company) as of December 31, 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year then ended. These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mestek, Inc. and subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Vitale, Caturano & Company

Boston, Massachusetts
March 21, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Mestek, Inc.

We have audited the accompanying consolidated balance sheet of Mestek, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2003. These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Mestek, Inc. and subsidiaries as of December 31, 2003 and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
March 30, 2004

MESTEK, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31,

	2004	2003
	(Dollars in thousands)	
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 1,428	$ 10,273
Accounts Receivable - less allowances of $2,718 and $3,387, respectively	60,777	54,285
Inventories	64,963	55,194
Deferred Tax Asset	14,232	21,916
Income Tax Refund Receivable	1,152	4,121
Other Current Assets	8,136	6,691
Total Current Assets	150,688	152,480
Property and Equipment - net	53,846	62,034
Property Held for Sale	1,297	1,667
Deferred Tax Asset	6,675	5,140
Other Assets and Deferred Charges - net	4,313	4,742
Goodwill-net	21,656	20,607
Total Assets	$238,475	$ 246,670

See Accompanying Notes to Consolidated Financial Statements

MESTEK, INC.
CONSOLIDATED BALANCE SHEETS (continued)
As of December 31,

	2004	2003
	(Dollars in thousands)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short Term Notes Payable	$20,000	$17,467
Current Portion of Long-Term Debt	768	596
Accounts Payable	16,803	18,273
Accrued Compensation	9,194	8,377
Accrued Commissions	2,113	2,433
Reserve for Equity Investment Losses	4,000	6,000
Customer Deposits	8,007	9,586
Accrued Employee Benefits	8,376	8,798
Environmental Reserves	24,689	---
Liabilities Subject to Compromise	---	57,359
Other Accrued Liabilities	19,889	15,544
Total Current Liabilities	113,839	144,433
Long-Term Debt	7,212	4,386
Pension Obligation	1,208	967
Other Liabilities	100	256
Total Liabilities	122,359	150,042
Minority Interests	392	1,155
Shareholders' Equity:		
Common Stock - no par, stated value $0.05 per share, 9,610,135 shares issued	479	479
Paid in Capital	15,434	15,434
Retained Earnings	112,165	90,631
Treasury Shares, at cost, 1,010,032 and 888,532 common shares, respectively	(12,103)	(10,101)
Accumulated Other Comprehensive Loss	(251)	(970)
Total Shareholders' Equity	115,724	95,473
Total Liabilities and Shareholders' Equity	$ 238,475	$ 246,670

See Accompanying Notes to Consolidated Financial Statements.

MESTEK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,

	2004	2003	2002
	(Dollars in thousands, Except Earnings Per Common Share)		
Net Sales	$ 404,863	$ 366,513	$ 373,874
Cost of Goods Sold	289,607	260,447	264,543
Gross Profit	115,256	106,066	109,331
Selling Expense	55,795	52,812	53,566
General and Administrative Expense	25,632	23,881	22,022
Engineering Expense	15,989	15,279	14,992
Environmental Litigation/Remediation	(17,738)	53,665	18,046
Goodwill Impairment	---	9,975	---
Plant Shutdown and Other Restructuring Charges	1,789	5,239	----
Operating Profit (Loss) before Reorganization Items	33,789	(54,785)	705
Subsidiary Bankruptcy Professional Fees	9,028	5,963	----
Operating Profit (Loss)	24,761	(60,748)	705
Interest Income	271	68	404
Interest Expense	(1,226)	(690)	(964)
Other Income (Expense), Net	2,355	(298)	(350)
Income (Loss) Before Income Taxes	26,161	(61,668)	(205)
Income Taxes Benefit (Expense)	(4,627)	18,503	(866)
Income (Loss) Before Cumulative Effect of a Change in Accounting Principle	21,534	(43,165)	(1,071)
Cumulative Effect of a Change in Accounting Principle: (See Note 1)			
Gross Impairment (Expense)	---	---	(31,633)
Tax Benefit	---	---	2,299
Net Impairment (Expense)	---	---	(29,334)
Net Income (Loss)	$ 21,534	($43,165)	($30,405)
Basic Earnings (Loss) per Common Share:			
Net Income (Loss) Before Cumulative Effect	$2.49	($4.95)	($0.12)
Cumulative Effect of a Change in Accounting Principle	---	---	(3.36)
Net Income (Loss)	$2.49	($4.95)	($ 3.48)
Basic Weighted Average Shares Outstanding	8,658	8,722	8,722
Diluted Earnings (Loss) Per Common Share			
Net Income (Loss) Before Cumulative Effect	$2.48	($4.95)	($0.12)
Cumulative Effect of a Change in Accounting Principle	---	---	(3.36)
Net Income (Loss)	$2.48	($4.95)	($ 3.48)
Diluted Weighted Average Shares Outstanding	8,678	8,722	8,722

See Accompanying Notes to Consolidated Financial Statements.

MESTEK, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2004, 2003, and 2002

(Dollars in Thousands)	Common Stock	Paid In Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Loss	Total
Balance - December 31, 2001	$ 479	$ 15,434	$ 164,201	($ 10,101)	($ 1,390)	$ 168,623
Net Loss			(30,405)			(30,405)
Additional Minimum Liability Defined Benefit Plan—Net of Tax					(559)	(559)
Cumulative Translation Adjustment					55	55
Net Comprehensive (Loss)						(30,909)
Balance - December 31, 2002	$ 479	$ 15,434	$ 133,796	($ 10,101)	($ 1,894)	$ 137,714
Net Loss			(43,165)			(43,165)
Additional Minimum Liability Defined Benefit Plan—Net of Tax					(247)	(247)
Cumulative Translation Adjustment					1,171	1,171
Net Comprehensive (Loss)						(42,241)
Balance - December 31, 2003	$ 479	$ 15,434	$ 90,631	($ 10,101)	($ 970)	$ 95,473
Net Income			21,534			21,534
Cumulative Translation Adjustment					803	803
Cash Flow Hedge-Interest Rate Swap					88	88
Additional Minimum Liability Defined Benefit Plan—Net of Tax					(172)	(172)
Net Comprehensive Income						22,253
Common Stock Grants (See Note 13)				51		51
Common Stock Repurchased				(2,053)		(2,053)
Balance - December 31, 2004	$ 479	$15,434	$112,165	($12,103)	($251)	$115,724

See Accompanying Notes to Consolidated Financial Statements

MESTEK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,

	2004	2003	2002
		(Dollars in thousands)	
Cash Flows from Operating Activities:			
Net Income (Loss)	$21,534	($ 43,165)	($ 30,405)
Adjustments to Reconcile Net Income (Loss) to Net Cash (Used In) Provided by Operating Activities:			
Cumulative Effect of Change in Accounting Principle	---	---	29,334
Goodwill Impairment	---	9,975	---
Depreciation and Amortization	7,778	8,301	8,818
Provision for Deferred Taxes	2,107	(16,192)	(1,453)
Non cash Compensation Expense	868	668	634
Provision for Losses on Accounts Receivable, net of write-offs and recoveries	(669)	157	(1,009)
Net Change in Minority Interests net of effects of acquisitions and dispositions	(763)	58	12
Changes in assets and liabilities net of effects of acquisitions and dispositions:			
Accounts Receivable	(5,823)	(663)	5,450
Inventory	(9,759)	6,867	4,001
Accounts Payable	(1,503)	1,071	(1,044)
Liabilities Subject to Compromise	(57,359)	57,359	---
Environmental Reserves	24,689	---	---
Other Liabilities	(40)	(3,407)	12,353
Other Assets	5,760	(5,390)	(1,129)
Net Cash (Used In) Provided by Operating Activities	(13,180)	15,639	25,562
Cash Flows from Investing Activities:			
Capital Expenditures	(4,404)	(13,604)	(7,526)
Disposition of fixed assets	5,407	223	785
Acquisition of Businesses and Other Assets, Net of Cash Acquired	(1,000)	(6,360)	---
Net Cash Provided by (Used In) Investing Activities	3	(19,741)	(6,741)
Cash Flows from Financing Activities:			
Net Borrowings (Payments) Under Revolving Credit Agreement	2,533	11,203	(22,747)
Principal Payments Under Long Term Debt Obligations	(722)	(674)	(1,281)
Proceeds from Issuance of Long Term Debt	3,720	---	5,512
Common Stock Grants (See Note 13)	51	---	---
Repurchase of Common Stock	(2,053)	---	---
Net Cash Provided by (Used In) Financing Activities	3,529	10,529	(18,516)
Net Increase (Decrease) in Cash and Cash Equivalents	(9,648)	6,427	305
Translation effect on cash	803	1,171	55
Cash and Cash Equivalents - Beginning of Year	10,273	2,675	2,315
Cash and Cash Equivalents - End of Year	$ 1,428	$ 10,273	$ 2,675

See Accompanying Notes to Consolidated Financial Statements.

MESTEK, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements include the accounts of Mestek, Inc. (Mestek) and its majority owned subsidiaries (collectively the "Company"). All material inter-company accounts and transactions have been eliminated in consolidation. In the opinion of management, the financial statements include all material adjustments necessary for a fair presentation of the Company's financial position, results of operations and cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to revenue recognition, accounts receivable valuations, inventory valuations, goodwill valuation, intangible asset valuations, warranty costs, product liability costs, environmental reserves, workers compensation claims reserves, health care claims reserves, accounting for income taxes and the realization of deferred tax assets. Actual amounts could differ significantly from these estimates.

Revenue Recognition

The Company's revenue recognition activities relate almost entirely to the manufacture and sale of heating, ventilating and air conditioning (HVAC) products and equipment and metal forming equipment. Under generally accepted accounting principles, revenues are considered to have been earned when the Company has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. With respect to sales of the Company's HVAC or metal forming equipment, the following criteria represent preconditions to the recognition of revenue:

* persuasive evidence of an arrangement must exist;
* delivery has occurred or services rendered;
* the sales price to the customer is fixed or determinable; and
* collection is reasonably assured.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents include investments in an institutional money market fund, which invests in U.S. Treasury bills, notes and bonds, and/or repurchase agreements, backed by such obligations.

Accounts Receivable

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The estimated allowance for uncollectible amounts is based primarily on specific analysis of accounts in the receivable portfolio and historical write-off experience.

Inventories

Inventories are valued at the lower of cost or market. Cost of inventories is principally determined by the last-in, first-out (LIFO) method. Approximately 73% and 77% of the cost of inventories were determined using the LIFO method for the years ended December 31, 2004 and 2003, respectively, with the remaining inventories determined using the first-in, first-out method.

Property and Equipment

Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line and accelerated methods over the estimated useful lives of the assets or, for leasehold improvements, the life of the lease, if shorter. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant improvements are capitalized.

Goodwill

The Company follows statement of Financial Accounting Standards (SFAS) No. 142 in accounting for goodwill. Under SFAS No. 142, amortization of goodwill to earnings ceased and instead, the carrying value of goodwill is evaluated for impairment on at least an annual basis.

The Company ceased recording amortization of goodwill and intangible assets with indefinite lives effective January 1, 2002. In addition, the Company completed the first step of the transitional goodwill impairment test based on the amount of goodwill as of the beginning of fiscal year 2002, as required by FAS 142. The Company performed a valuation to determine the fair value of each of the reporting units. Based on the results of the first step of the transitional goodwill impairment test, the Company determined that goodwill impairment existed as of January 1, 2002, in the Company's Metal Forming Segment, which the Company determined constituted a "reporting unit" under FAS 142.

The Company's analysis under the second step of FAS 142 indicated that the Metal Forming Segment's goodwill was impaired as of January 1, 2002 in the amount of $31,633,000 as reflected in the accompanying Statement of Operations for the year ended December 31, 2002. The related tax benefit, $2,299,000, is substantially lower than what would be expected on the basis of statutory rates due to the fact that the majority of the goodwill impaired has a zero basis for tax purposes as a result of having been acquired in stock rather than asset purchase transactions.

The Company performed annual impairment tests in accordance with FAS 142 as of December 31, 2004 and 2003 for both its HVAC Segment and its Metal Forming Segment. The analysis under step one of FAS 142 indicated impairment of goodwill existed in the Metal Forming Segment as of December 31, 2003 and computations done in accordance with step two of FAS 142 indicated that all of this Segment's remaining goodwill of $9,975,000 was impaired and accordingly was written off in the accompanying financial statements under the heading "Goodwill Impairment". No impairment was noted in the HVAC Segment. The analysis under step one of FAS 142 indicated no impairment in either the HVAC Segment or the Metal Forming Segment at December 31, 2004.

The acquisition of the stock of Engel Industries, Inc. on August 29, 2003, as more fully described in Note 2, resulted in goodwill of approximately $4.2 million, which, in accordance with FAS 142, was included in the Goodwill Impairment assessment described above.

Accumulated amortization (including goodwill impairments) of goodwill and other intangibles was $50,512,000 and $50,289,000 at December 31, 2004 and 2003, respectively.

Advertising Expense

Advertising costs are charged to operations as incurred. Such charges aggregated $5,007,000, $5,022,000, and $5,039,000, for the years ended December 31, 2004, 2003, and 2002, respectively, and are included in Selling Expense in the accompanying statements of operations.

Research and Development Expense

Research and development expenses are charged to operations as incurred. Such charges aggregated $5,441,000, $5,746,000, and $5,332,000, for the years-ended December 31, 2004, 2003,and 2002, respectively.

Treasury Shares

Common stock held in the Company's treasury has been recorded at cost.

Earnings per Common Share

Basic earnings per share have been computed using the weighted average number of common shares outstanding. Common stock options of the Company, as more fully described in Note 15, were considered in the computation of diluted earnings per share, except when such effect would be antidilutive.

Stock-based Compensation

Through December 31, 2002 the Company had accounted for stock based compensation in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ("FAS No. 123"). As permitted by the statement, the Company has chosen to continue to account for stock-based compensations using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25. Accordingly, no compensation expense has been recognized for its stock-based compensation plan except as explained below.

Beginning January 1, 2003 the Company elected to account for stock based compensation in accordance with FAS No 148, Accounting for Stock-Based Compensation - Transition and Disclosure, under the "fair value method". The Company further elected to account for the change in accounting principle under the "Prospective Method" as described in amended paragraph 52b of FAS No. 123. The Company made no option grants, modifications of option grants, or settlement of option grants during the two-year period ended December 31, 2004, except as explained below, and accordingly the change to the fair value method had no effect during the two-year period ended December 31, 2004 on Net Income, Basic earnings per share or Diluted earnings per share, except as explained below. Under the "Prospective Method" any future option grants will affect Net Income, Basic earnings per share and Diluted earnings per share.

On October 27, 2004, the Company 're-priced' 25,000 options expiring in 2011 from $23.25 per share to the then current market value of $17.85 per share, and 70,000 additional options expiring in 2009 from $20.00 per share to the then current market value of $17.85 per share. In accordance with FAS 148, the Company has accounted for these options subsequent to October 27, 2004 using 'variable accounting' which resulted in a pre-tax charge to earnings of $23,750 in the fourth quarter of 2004. In accordance with FAS 123, the effect of the above re-pricing was also included in the computation of compensation cost under the fair value method described below.

In September 2004, the Company granted 3,000 unrestricted common shares to certain executives of the Company. The shares were issued from treasury shares and for accounting purposes were charged to compensation at fair value as of that date which approximated $51,000.

Had the fair value method of accounting been applied to the Company's stock option plan for options granted prior to January 1, 2004, with compensation cost for the Plan determined on the basis of the fair value of the options at the grant date or modification date, the Company's net income and earnings per share would have been as follows (in thousands except EPS data):

		Years Ended	
	December 31, 2004	December 31, 2003	December 31 2002
Net (loss) income - as reported	$21,534	($43,165)	($30,405)
Net (loss) income - pro forma	$21,402	($43,236)	($30,541)
Basic (Loss) Earnings per share - as reported	$2.49	($4.95)	($3.48)
(Loss) Earnings per share - pro forma	$2.49	($4.96)	($3.50)

The application of FAS 123 for pro forma disclosure may not be representative of future effects of applying the statement.

Currency Translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. The Statement of Operations is translated at average exchange rates. Net foreign currency transactions are reported in the results of operations in U.S. dollars at average exchange rates. Adjustments resulting from the translation of financial statements are excluded from the determination of income and are accumulated in a separate component of shareholders' equity.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

Other Comprehensive (Loss) Income

For the years ended December 31, 2004, and 2003, respectively, the components of Other Comprehensive (Loss) Income consisted of foreign currency translation adjustments, an additional minimum liability from a defined benefit pension plan, as more fully explained in Note 10 to these Consolidated Financial Statements, and in 2004 a gain on the change in the market value of an interest rate swap, as more fully explained in Note 6.

The components of accumulated other comprehensive loss (net of tax) at December 31:

	2004 (in thousands)	2003
Cash Flow Hedge—Interest Rate Swap	$88	$---
Cumulative translation adjustment	638	(164)
Additional Minimum Liability Defined Benefit Plan	(977)	(806)
Accumulated Other Comprehensive Loss	($251)	($970)

Fair Value of Financial Instruments, Concentration of Credit Risk and Significant Customers

The Company has estimated the fair value of financial instruments using available market information and appropriate valuation methodologies. The carrying values of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair market value due to the short-term nature of these financial instruments. Given the relatively stable interest rate environment, the Company believes the fair value of its long and short-term debt obligations approximate their carrying values. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents, and accounts receivable. The Company has no significant off-balance-sheet or concentration of credit risk exposure such as foreign exchange contracts or option contracts. The Company maintains its cash and cash equivalents with established financial institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce its credit risk, the Company routinely assesses the financial strength of its customers. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers beyond what is provided for in the allowance. No individual customer accounted for more than 10% of revenues in 2004, 2003 or 2002. No individual customer accounted for more than 10% of the Company's accounts receivable at December 31, 2004 or 2003.

Reclassification

Reclassifications are made periodically to previously issued financial statements to conform to the current year presentation.

New Accounting Pronouncements

In January 2003, FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. In December of 2003 FASB issued FIN 46 (R) which, among other things, deferred the consolidation requirements for existing entities until the first reporting period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 did not have a material impact on these Consolidated Financial Statements.

In December 2003, FASB issued FAS No. 132R, *Employers' Disclosures about Pensions and other Post-retirement Benefits*. This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FAS No. 87, *Employers' Accounting for Pensions*, FAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and FAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. This Statement retains the disclosure requirements contained in FAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, which it replaces. It requires additional disclosures to those in the original FAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company has adopted the disclosure provisions of FAS No. 132R. The adoption of this pronouncement did not have a material effect on the Company's financial position, results of operations or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition*, which codifies, revises and rescinds certain sections of SAB No. 101, *Revenue Recognition*, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Company's financial position, results of operations and cash flows.

2. BUSINESS ACQUISITIONS

On August 29, 2003 the Company acquired 100% of the outstanding capital stock of Engel Industries, Inc., ("Engel"), a St. Louis, MO based manufacturer of metal forming equipment for the HVAC industry and other industrial forming users. The price paid for the stock was approximately $5,687,000 after final adjustments and included goodwill of approximately $4,200,000. Engel is reflected herein in the Company's Metal Forming Segment.

On October 6, 2004, Engel announced the acquisition of certain of the operating assets of Lion Machinery ("Lion"), a privately held company based in Pacific, Missouri for approximately $1 million. Lion operations and key employees have been relocated to the Engel facility in St. Louis. The Company recorded goodwill of $909,000 in connection with the acquisition of Lion.

The above acquisitions were accounted for using the purchase method of accounting and accordingly their results of operation have been included in these financial statements since the date of the acquisition. The pro forma impact of these acquisitions was not material to any period presented.

3. INVENTORIES

Inventories consisted of the following at December 31:

	2004	2003
	(in thousands)	
Finished Goods	$ 21,805	$ 13,866
Work-in-progress	23,638	18,064
Raw materials	30,851	31,269
	76,294	63,199
Less provision for LIFO method of valuation	(11,331)	(8,005)
	$64,963	$ 55,194

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2004	2003	Depreciation and Amortization Est. Useful Lives
	(in thousands)		
Land	$4,957	$ 4,929	
Buildings	31,554	30,831	19-39 Years
Leasehold Improvements	5,438	5,033	15-39 Years
Equipment	100,415	103,499	3-10 Years
	142,364	144,292	
Accumulated Depreciation	(88,518)	(82,258)	
	$ 53,846	$ 62,034	

The above amounts include $908,000 and $4,714,000 at December 31, 2004 and 2003, respectively, in assets that had not yet been placed in service by the Company. No depreciation was recorded in the related periods for these assets.

Depreciation and amortization expense related to continuing operations was $7,778,000, $8,301,000, and $8,818,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

5. INVESTMENTS

CareCentric, Inc. ("CareCentric"):

The Company has certain equity and debt investments in CareCentric, Inc., a healthcare software company based in Atlanta, GA. Prior to March 2002, the Company had accounted for this investment under the Equity Method of Accounting. In March of 2002, the Company made an offer proposing to make available to CareCentric up to $1.1 million of short-term financing to assist CareCentric with its near term working capital needs. Coincident with Mestek's offer, John E. Reed, Mestek's Chairman and CEO, as an individual, made an offer proposing to make available to CareCentric approximately $900,000 of short-term financing as well. In connection with these offers, the Company transferred to John E. Reed, effective March 29, 2002, certain of its voting and other rights associated with the Series B Preferred Stock of CareCentric held by the Company. As a result of this transfer, the Company no longer had significant influence over CareCentric and, accordingly, discontinued accounting for this investment under the Equity Method of Accounting subsequent to March 29, 2002.

Pursuant to the offer made by the Company in March, on July 1, 2002, the Company exchanged certain investments in CareCentric, Inc. for certain other securities pursuant to a Re-capitalization and Refinancing Transaction (the "Transaction") approved by the shareholders of CareCentric on June 6, 2002 and the Board of Directors of Mestek on April 15, 2002. As a result of the Transaction, the Company agreed to extend its guaranty of

CareCentric's $6.0 million line of credit from Wainwright Bank and Trust Company until June 30, 2003 and surrendered or canceled the following:(i) a warrant to purchase 104,712 shares of common stock of CareCentric; (ii) two short term notes totaling $884,883 from CareCentric; (iii) two interest notes totaling $1,059,059; (iv) 850,000 shares of CareCentric Series C Preferred stock with 170,000 votes attributable thereto; (v) the obligation to repay $1,092,000 advanced to CareCentric; (vi) the obligation to repay $114,117 advanced to CareCentric; and (vii) options to purchase up to 159,573 shares of common stock of CareCentric. In exchange for the foregoing, the Company received the following: (i) a secured, subordinated, convertible term promissory note (the "Promissory Note") in the amount of $4,000,000 convertible into common stock of CareCentric at $1.00 per share and bearing interest at 6.25% per annum and maturing on July 1, 2007; (ii) a convertibility feature on the Company's existing 5,600,000 shares of CareCentric Series B Preferred Stock, convertible at an exchange rate of 1.072 shares of common stock for each share of Series B Preferred Stock; and (iii) 890,396 existing warrants re-priced to purchase CareCentric common stock at $1.00 per share, for a period extended until June 15, 2004. These warrants lapsed without being exercised on June 15, 2004. Except for cash advances made in the second quarter of 2002 totaling $963,000, and $129,000 advanced on July 1, 2002, (which advances have now been re-financed as part of the Promissory Note), the above assets were carried on the Company's balance sheet as of June 30, 2002 at a zero valuation, reflecting the effect of cumulative equity method losses. Accordingly, the Promissory Note is carried for accounting purposes at December 31, 2003 and December 31, 2004 at a basis of $1,092,000, reflecting the cash advances noted above. The Company continues to monitor these advances for collectibility and make any valuation adjustments appropriate in accordance with the FAS No. 114, Accounting by Creditors for Impairment of a Loan. See also Note 11. Accrued interest of $500,000 was added to the face value of the July 1, 2002 $4 million Promissory Note on July 1, 2004. On December 14, 2004, the Company exchanged its $4.5 million convertible Promissory Note for a $3.5 million 6.25% convertible Promissory Note and a $1 million 7.25% non-convertible Promissory Note.

Pursuant to the offer made by John E. Reed in March of 2002, on July 1, 2002, John E. Reed exchanged certain investments in CareCentric, Inc. for certain other securities pursuant to the Transaction described above. As a result of the Transaction, John E. Reed surrendered certain notes receivable and other advances totaling approximately $3.555 million and received in return a $3.555 million secured convertible note maturing on July 1, 2007 and bearing interest at 6.25% per annum. The conversion feature reflects an exercise price of $1 per share of CareCentric common stock. In addition, 398,406 shares of CareCentric's Series D Preferred Stock held by Mr. Reed were made convertible into CareCentric common stock at an exchange rate of 2.51 shares of common stock per share of Series D Preferred Stock. The Company's Promissory Note, described in the previous paragraph, is subordinated to the $3,555,000 facility owed by CareCentric to John E. Reed and also to a $600,000 Note payable to an unrelated third party.

The Company has determined that it is not required to consolidate the operations of CareCentric into the Company's financial statements under the provisions of FIN 46.

The H. B. Smith Company, Inc. ("HBS"):

Prior to June 27, 2003 the Company held an investment in HBS common stock which was sold on June 27, 2003 for $103,413 and a gain in this amount was recorded in connection with the sale. The Company's note receivable from HBS, carried at a value of $1,264,000 as of December 31, 2002, was purchased by HBS on June 30, 2003 for $1,264,000. No gain or loss was recorded on the disposition of the note. The Company purchases certain products from HBS under a Supply Agreement and purchases and provides certain services from and to HBS under a Manufacturing Agreement, both through a subsidiary.

6. DEBT

Short-term Debt:

Short-term debt consisted of the following at December 31:

	2004	2003
	(in thousands)	
Revolving Loan Agreement	$20,000	$17,467

Revolving Loan Agreement – On October 19, 2004, the Company entered into a three year, $70,000,000, committed, unsecured, multi-bank revolving loan and letter of credit facility (the "Facility"), led by Bank of America (successor to Fleet National Bank, the Company's long-term lender), refinancing the Company's existing $50,000,000 credit facility which would have otherwise matured on October 29, 2004. As with the prior facility, borrowings under the Facility bear interest, at the Company's election, at a floating rate based on the lenders' prime or base rate or, for short term borrowings, at a rate based upon the daily British Bankers Association ("BBA") LIBOR rate. The Facility contains affirmative and negative covenants, typical of such financing transactions, and specific financial covenants which require the Company to maintain a minimum consolidated net worth, a minimum cash flow coverage ratio and a maximum cash flow leverage ratio. As of December 31, 2004, the Company was in compliance with all of the financial covenants required under the Facility. Revolving borrowings under the Facility are due and payable in full on the maturity date of the Facility, which is October 19, 2007. Most of the Company's operating subsidiaries guaranty the obligations of the Company under the Facility. The Credit Agreement relating to the Facility also contains restrictions regarding the creation of indebtedness, the occurrence of mergers or consolidations, the sale of subsidiary stock and the payment of dividends in excess of 50 percent (50%) of net income. The Company had outstanding at December 31, 2004, $16,977,796 in standby letters of credit issued in connection with the Met-Coil bankruptcy reorganization plan, as more fully explained in Note 15, and $8,406,102 issued principally in connection with its commercial insurance programs. The Facility was used to refinance balances outstanding under the Company's existing $50 million revolving loan and letter of credit facility and to fund the Met-Coil bankruptcy reorganization plan. The balance outstanding under the facility was $20,000,000 at December 31, 2004.

Hedge Transaction - On February 6, 2004, the Company entered into a single interest rate swap transaction, to effectively fix the Company's 30 day-LIBOR-based, variable rate interest obligations on a principal amount of $14,000,000 of debt at a rate of 2.87% for three years.

The Company entered into this swap transaction to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR, as changes in cash flows of the interest rate swap offsets changes in the interest payments on the covered portion of the Company's revolving credit facility, and based upon the Company's belief that short term rates will be rising over the next several years.

The Company is accounting for the interest rate swap as a cash flow hedge under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended by SFAS No. 138, *Accounting for Certain Derivative instruments and Certain Hedging Activities*. These statements require that all derivatives be recognized as either assets or liabilities on the balance sheet at fair value.

Changes in the fair value of the swap, designated as a cash flow hedge, are reflected as a component of Other Comprehensive Income (Loss) and reclassified into earnings (interest expense) in the same period or periods during which the hedged transaction affects earnings. The derivative instrument is carried at "marked-to-market" fair value on the Consolidated Balance Sheet in the applicable line item "Other Assets" or "Other Liabilities".

In connection with this interest rate swap transaction, the Company recorded an after-tax credit of $87,500 in Other Comprehensive Income (Loss) during the year ended December 31, 2004 reflecting interest rate fluctuations during this period. The Company's exposure to credit loss on its interest rate swap in the event of nonperformance by the counterparties is believed to be remote as the Company effected this swap through its principal bank, Bank of America, requiring that the counterparty have a strong credit rating.

Long-term Debt:

Long-term debt consisted of the following at December 31:

	2004	2003
	(in thousands)	
Industrial Development Bond	$4,297	$ 4,771
Note Payable - Sovereign Bank	3,597	---
Other Bonds and Notes Payable	86	211
	7,980	4,982
Less Current Maturities	(768)	(596)
	$ 7,212	$ 4,386

Note Payable-Sovereign Bank - On April 16, 2004, the Company's second tier subsidiary, Exton Ranch, Inc. ("Exton Ranch"), borrowed $3,720,000 from Sovereign Bank, secured by the manufacturing facility owned by Exton Ranch and occupied, in part, by the Company's subsidiary, Omega Flex, Inc. ("Omega") in Exton, PA. The loan bears interest at a LIBOR-based variable rate, payable monthly in arrears. Principal under the loan is amortized over a 20-year period with a ten-year maturity. The borrower also has the ability to prepay the loan during the term thereof without penalty. The loan is secured by a first priority mortgage on the property, and a collateral assignment of leases, and fixture filing. Exton Ranch is a wholly-owned subsidiary of Omega, the primary tenant of the building, and Omega guaranteed the payment and performance of the obligations of Exton Ranch under the various loan agreements.

Industrial Development Bond – On April 19, 2002, the Company's subsidiary, Boyertown Foundry Company, Inc. ("BFC"), borrowed $5,512,490 under a note issued through the Berks County Industrial Development Authority in Berks County, PA in connection with a project to upgrade BFC's foundry equipment in Boyertown, PA. The note bearing interest at 4.93% per annum, matures on April 19, 2012, and is payable in equal monthly payments of principal and interest over the term of the loan. The note is secured by a Loan and Security Agreement under which the equipment purchased by BFC with the loan proceeds is pledged as security for the note. The note is expected to be a 'Qualified Small Issue Bond' under Section 144 (a)(12) of the Internal Revenue Code, entitling the holder to tax exempt treatment on the interest. In the event the note is found to be not in compliance with Section 144 (a)(12), the interest rate on the note may be increased.

Maturities of debt in each of the next five years and thereafter are as follows in thousands:

	Long-term Debt
2005	768
2006	710
2007	736
2008	764
2009	793
Thereafter	4,209
Total	$7,980

The fair value of the Company's long-term debt is estimated based on the current interest rates offered to the Company for debt of the same remaining maturities. Management believes the carrying value of debt and the contractual values of the outstanding letters of credit approximate their fair values as of December 31, 2004.

Cash paid for interest was $1,061,000, $623,000, and $969,000, during the years ended December 31, 2004, 2003, and 2002, respectively.

7. INCOME TAXES

Income tax (expense) benefit consisted of the following:

	2004	**2003** (in thousands)	**2002**
Federal Income Tax:			
Current	$800	$ 4,121	($ 784)
Deferred	(4,224)	14,368	1,386
State Income Tax:			
Current	(979)	(1,049)	(902)
Deferred	155	1,376	41
Foreign Income Tax:			
Current	(415)	(761)	(633)
Deferred	36	448	26
Income Tax (Expense) Benefit	($4,627)	$ 18,503	($ 866)

Income tax benefit from a change in accounting method in 2002 was $2,299,000. The change in accounting method for goodwill is discussed at greater length in Note 1. Income from Continuing Operations before income taxes included foreign income of $1,057,000, $1,559,000, and $1,689,000, in 2004, 2003, and 2002, respectively.

Total income tax expense from continuing operations differed from "expected " income tax expense, computed by applying the U.S. federal income tax rate of 35% to earnings before income tax, as follows:

	2004	2003 (in thousands)	2002
Computed "expected" income tax (benefit) expense	($9,156)	$21,584	$ 72
State income tax, net of federal tax benefit	(699)	(21)	(767)
Foreign tax rate differential	117	172	186
Goodwill Impairment – permanent portion	---	(3,089)	---
Worthless Stock - permanent portion	5,799	---	---
Other - net	(688)	(143)	(357)
Income Tax (Expense) Benefit	($4,627)	$ 18,503	($ 866)

A deferred income tax (expense) benefit results from temporary timing differences in the recognition of income and expense for income tax and financial reporting purposes. The components of and changes in the net deferred tax assets (liabilities) which give rise to this deferred income tax (expense) benefit for the year ended December 31, 2004 are as follows:

	December 31, 2004	2003 (in thousands)
Deferred Tax Assets:		
Warranty Reserve	$1,720	$830
Environmental Reserve	8,975	18,288
Compensated Absences	1,006	1,070
Inventory Valuation	962	835
Workers Compensation Reserve	533	531
Equity Losses in Investee	4,937	5,734
Accounts Receivable Valuation	989	1,343
Federal Tax Operating Loss/Credit Carryforward	4,415	660
State Tax Operating Loss/Credit Carryforward	959	946
Deferred Income on Sale of Assets to Non-consolidated Investees	---	159
Other	2,658	1,667
Total Gross Deferred Tax Assets	27,154	32,063
Deferred Tax Liabilities:		
Prepaid Expenses	(1,353)	(1,240)
Depreciation and Amortization	(4,894)	(3,767)
Deferred Tax Liabilities	(6,247)	(5,007)
Net Deferred Tax Asset	$20,907	$27,056

At December 31, 2004, the Company has a Federal tax operating loss of approximately $14,800,000 of which $3,300,000 will be carried back to offset 2002 federal taxable income, resulting in a tax refund of approximately $800,000. The remaining Federal tax operating loss of approximately $11,500,000 will carry forward to 2005 and beyond. At December 31, 2004, the Company has foreign tax operating loss carry forwards of approximately $1,168,000 and state tax operating loss carry forwards of approximately $13,500,000, which are available to reduce future income taxes payable, subject to applicable "carry forward" rules and limitations. These losses begin to expire after the year 2009.

Management believes it is more likely than not that the Company will have sufficient taxable income when these timing differences are reversed and that the deferred tax asset will be realized and accordingly no valuation allowance is deemed necessary.

Net Cash paid by or (refunded) to the Company for income taxes was ($1,737,000), $357,000, and $3,532,000, for the years ended December 31, 2004, 2003, and 2002, respectively.

8. LEASES

Related Party Leases

The Company leases various manufacturing facilities and equipment from companies owned by certain officers and directors of the Company, either directly or indirectly, through affiliates. The leases generally provide that the Company will bear the cost of property taxes and insurance.

Details of the principal operating leases with related parties as of December 31, 2004, including the effect of renewals and amendments executed subsequent to December 31, 2004, are as follows:

	Date of Lease	Term	Basic Annual Rent (in thousands)	Minimum Future Rentals (in thousands)
Sterling Realty Trust				
Land and Building-Main	11/08/00	8.67 years	$282	$ 973
Land and Building Beacon Morris	07/01/03	5 years	83	303
Land and Building-South Complex	01/01/94	14 years	257	1,027
Land and Building Torrington	05/01/04	5 years	279	1,263
Rudbeek Realty Corp.				
(Farmville Location)	07/01/97	13.5 years	436	2,614
MacKeeber				
(South Windsor, CT)	01/01/97	10.7 years	325	541
SNS				
(Formtek Cleveland)	07/02/01	8 years	345	1,401

All Leases

Rent expense for operating leases, including those with related parties, was $3,469,000, $3,602,600, and $3,728,000, for the years ended December 31, 2004, 2003, and 2002, respectively. Rents to related parties were approximately $1,990,000, $1,907,000, and $1,562,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under all non-cancelable leases as of December 31, 2004 are as follows:

Year Ending December 31,	Operating Leases (in thousands)
2005	$ 3,426
2006	2,767
2007	2,346
2008	2,126
2009	1,083
Thereafter	463
Total Minimum Lease payments	$12,211

9. EMPLOYEE BENEFIT PLANS

Defined Contribution and 401-K Plans

The Company maintains a qualified non-contributory profit-sharing plan ("Profit-Sharing Plan") covering all eligible employees. Contributions to the Profit-Sharing Plan were $1,947,000, $1,784,000, and $1,513,000, for the years ended December 31, 2004, 2003, and 2002, respectively. Contributions to the Profit-Sharing Plan are defined as three percent (3%) of gross wages up to the current Old Age, Survivors, and Disability (OASDI) limit and six percent (6%) of the excess over the OASDI limit, subject to the maximum allowed under the Employee Retirement Income Security Act of 1974, (ERISA). The Profit-Sharing Plan's vesting terms are twenty percent (20%) vesting after 3 years of service, forty percent (40%) after 4 years, sixty percent (60%) after 5 years, eighty percent (80%) after 6 years, and one hundred percent (100%) vesting after 7 years.

The Company maintains a retirement savings plan ("Retirement Savings Plan") qualified under Internal Revenue Code Section 401(k) for employees covered under certain collective bargaining agreements. Service eligibility requirements differ by division and collective bargaining agreement. Participants may elect to have up to fifty percent (50%) of their compensation withheld, up to the maximum allowed by the Internal Revenue Code. Participants may also elect to make after tax voluntary contributions up to an additional ten percent (10%) of their gross earnings each year within the legal limits. The Company contributes differing amounts depending upon the division's collective bargaining agreement. Contributions are funded on a current basis. Company contributions to the Retirement Savings Plan were $418,000, $445,000, and $393,000, for the years ended December 31, 2004, 2003, and 2002, respectively.

The Company maintains a separate qualified 401(k) plan ("401(k) Plan") for salaried employees not covered by a collective bargaining agreement who choose to participate. Participants may elect to have up to fifty percent (50%) of their compensation withheld, up to the maximum allowed by the Internal Revenue Code. Participants may also elect to make after tax voluntary contributions up to an additional ten percent (10%) of their gross earnings each year within the legal limits. The Company contributes $0.25 of each $1.00 deferred by participants and deposited in to the 401(k) Plan not to exceed one and one half percent (1.5%) of an employee's compensation. The Company does not match any amounts for withholdings from participants in excess of six percent (6%) of their compensation or for any after tax voluntary contributions. Contributions are funded on a current basis. Contributions to the Plan were $646,000, $655,000, and $643,000, for the years ended December 31, 2004, 2003, and 2002, respectively.

Defined Benefit Plans

The Company's second-tier subsidiary, Met-Coil, maintained, prior to its acquisition by the Company's subsidiary, Formtek, Inc. on June 3, 2000, several defined benefit pension plans (the Met-Coil Plans) covering certain of its employees. The Met-Coil Plans were "frozen" and merged prior to the acquisition, "locking in" retirement benefits earned to that date and precluding any further benefits for future service. Due to recent adverse investment performance and reduced expectations of future investment earnings, the combined Met-Coil Plans' administrator has determined that the Accumulated Benefit Obligation, the present value of future pension obligations to Met-Coil Plan participants, exceeds the fair market value of the Met-Coil Plan's assets as of December 31, 2004 and 2003. In accordance with the requirements of FAS 87, Employers' Accounting for Pensions, the Company has recorded charges in 2004 and 2003 net of related tax benefit, to the Shareholders' Equity section of the consolidated Balance Sheet contained herein of $8,000, and $205,000 respectively, under the heading "Additional Minimum Liability-Defined Benefit Plan". There was no pension expense under this plan for the years ended December 31, 2004, 2003, and 2002.

In connection with the acquisition of the assets of Airtherm Manufacturing Company and Airtherm Products, Inc. in 2000, the Company assumed certain obligations related to the defined benefit plan maintained by Airtherm, the Airtherm LLC Retirement Income Plan, prior to the acquisition date. The Airtherm LLC Retirement Income Plan was "frozen" prior to acquisition in a manner similar to the Met-Coil Plans described above. In accordance with the requirements of FAS 87, Employers' Accounting for Pensions, the Company recorded charges in 2004 and 2003, net of related tax benefits, to the Shareholders Equity section of the Consolidated Balance Sheet contained herein of $164,000 and $42,000, respectively, relating to the Airtherm LLC Retirement Income Plan under the heading "Additional Minimum Liability-Defined Benefit Plan. Pension expense under the Airtherm LLC Retirement Income Plan was $0 for the years ended December 31, 2004 and December 31, 2003, and $164,000 for the year ended December 31, 2002.

The Company uses a December 31, measurement date for the Airtherm LLC Retirement Income Plan and September 30, for the Met-Coil Plans.

Obligation and Funded Status

	Met-Coil September 30, 2004	Met-Coil September 30, 2003	Airtherm December 31, 2004	Airtherm December 31, 2003
	(in thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$4,502	$4,004	$3,528	$3,294
Interest cost	270	272	210	209
Actuarial loss	207	466	169	219
Benefits paid	(441)	(240)	(199)	(194)
Benefit obligation at end of year	$4,538	$4,502	$3,708	$3,528
Change in plan assets				
Fair value of plan assets at beginning of year	$3,767	$3,625	$3,295	$3,196
Actual return on plan assets	401	349	104	293
Employer contribution	111	33	---	---
Benefits paid	(441)	(240)	(199)	(194)
Fair value of plan assets at end of year	3,838	3,767	3,200	3,295
Funded status	(700)	(735)	(508)	(233)
Unrecognized transition (asset) obligation	---	(8)	---	---
Unrecognized net actuarial loss (gain)	1,264	1,273	349	76
Unrecognized prior service cost (benefit)	15	---	---	---
Net amount recognized	$579	$530	($159)	($157)

Amounts recognized in the statement of financial position consist of:

	Met-Coil September 30, 2004	Met-Coil September 30, 2003	Airtherm December 31, 2004	Airtherm December 31, 2003
	(in thousands)			
Accrued benefit cost	($700)	($735)	($508)	($233)
Accumulated other comprehensive income	1,279	1,265	349	76
Net amount recognized	$579	$530	($159)	($157)

The accumulated benefit obligation for all defined benefit pension plans was $8,246,000 and $8,030,000 at December 31, 2004 and 2003, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	Met-Coil September 30, 2004	Met-Coil September 30, 2003	Airtherm December 31, 2004	Airtherm December 31, 2003
Projected benefit obligation	$4,538	$4,502	$3,708	$3,528
Accumulated benefit obligation	$4,538	$4,502	$3,708	$3,528
Fair value of plan assets	$3,838	$3,767	$3,200	$3,295

Components of Net Periodic Benefit Cost:

	Met-Coil September 30, 2004	Met-Coil September 30, 2003	Airtherm December 31, 2004	Airtherm December 31, 2003
Interest cost	$270	$272	$210	$209
Expected return on plan assets	(263)	(282)	(208)	(216)
Amortization of transition (asset) obligation	59	(10)	---	---
Amortization of prior service cost	4	4	---	---
Amortization of net (gain) loss	(7)	33	---	---
Other	---	(17)	---	7
Net periodic benefit cost	$63	$---	$2	$---

Additional Information

(in thousands)

	Met-Coil September 30, 2004	Met-Coil September 30, 2003	Airtherm December 31, 2004	Airtherm December 31, 2003
Increase in minimum liability included in other comprehensive income (gross)	$18	$356	$274	$76
Increase in minimum liability included in other comprehensive income (net of tax)	$11	$205	$164	$42

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31

	Met-Coil September 30, 2004	Met-Coil September 30, 2003	Airtherm December 31, 2004	Airtherm December 31, 2003
Discount rate	6%	6%	5.75%	6%
Rate of compensation increase	n/a	n/a	n/a	n/a

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	Met-Coil September 30, 2004	Met-Coil September 30, 2003	Airtherm December 31, 2004	Airtherm December 31, 2003
Discount rate	6%	6%	5.75%	6%
Expected long-term return on plan assets	7%	8%	6.5%	6.5%
Rate of compensation increase	n/a	n/a	n/a	n/a

Each plan utilizes the services of its own actuary. The actuaries apply rates of return based on historic performance of the type of investments which comprise the respective plans, and analysis of the current trends of return rates for these types of investments and the investment policy adopted by the respective plans. The expected rates are based on published surveys of expected long-term rates.

Plan Assets

Mestek's "frozen" defined benefit pension plan weighted-average asset allocations at December 31, 2004, and 2003, by asset category are as follows:

	Met-Coil September 30,		Airtherm December 31,	
Asset Category	2004	2003	2004	2003
Equity securities	40%	38%	0%	0%
Debt securities	60%	30%	0%	0%
Real estate	0%	0%	0%	0%
Other	0%	32%	100%	100%
Total	100%	100%	100%	100%

The Airtherm defined benefit plan is invested in a guaranteed investment contract or "guaranteed account" of a life insurance company. This contract obligates the issuer to pay an annually or semi-annually adjusted fixed rate of return on the amount invested, which itself does not appreciate or depreciate in value, other than by reason of the interest or guaranteed investment return, benefit payments or additional employer contributions. The investment strategy is to conserve the capital for these "frozen" defined benefit plans. The Met-Coil defined benefit plan has approximately 32% of its assets similarly invested, with the balance, or approximately 68% of its assets in a bank-managed portfolio of debt and equity securities. Conservation of capital with some conservative growth potential is the strategy for this plan.

10. COMMITMENTS AND CONTINGENCIES

The Company is obligated under Indemnity Agreements ("Indemnity Agreements") executed on behalf of 23 of the Company's Officers and Directors. Under the terms of the Indemnity Agreements, the Company is contingently liable for costs which may be incurred by the Officers and Directors in connection with claims arising by reason of these individuals' roles as Officers and Directors.

The Company is obligated under the Indemnity and Guaranty Agreement with Airtherm Products, Inc. ("Airtherm") to indemnify Airtherm against certain claims arising out of the acquisition of Airtherm in August 2001, including potential claims involving alleged violations of the Worker Adjustment and Retraining Notification Act ("WARN Act"). Certain former employees of Airtherm have filed suit alleging such WARN Act claims, and defense of the matter was tendered by Airtherm to the Company pursuant to the above indemnity agreement. The U.S. District Court in Arkansas subsequently awarded summary judgment to plaintiffs, and assessed liability of approximately $520,000, plus interest and attorneys' fees. The Company has appealed the summary judgment verdict on behalf of Airtherm to the Eight Circuit Court of Appeals, and the matter is scheduled for briefing and oral argument in the first half of 2005. The Company expects that the trial court judgment will be overturned as being inconsistent with the statute and prior judicial decisions.

The Company is contingently liable under standby letters of credit totaling $25,384,000 issued principally in connection with its commercial insurance coverages and in connection with the funding of the Met-Coil TCE PI Trust discussed below. For losses occurring in the policy years ending October 1, 2004 and October 1,2005, the Company retained liability for the first $2,000,000 per occurrence of commercial general liability claims (including products liability claims), subject to an agreed aggregate. For losses occurring in the policy year ended October 31, 2003, the Company retained liability for the first $500,000 per occurrence of commercial general liability claims (including product liability), subject to an agreed aggregate. In addition, the Company retained liability for the first $250,000 per occurrence of workers compensation coverage, subject to an agreed aggregate.

The Company is obligated as a guarantor with respect to certain debt of CareCentric, Inc. (formerly Simione Central Holdings, Inc. – see Note 5) to CareCentric's primary commercial bank, Wainwright Bank & Trust Company, in the amount of $4 million. The $4 million Wainwright credit line is secured by substantially all of CareCentric's assets and the Company's guarantee expires coincident with the credit line on August 31, 2005. The balance outstanding under CareCentric's credit line with Wainwright Bank & Trust Company as of December 31,

2004 was $500,000, a reduction of $1,625,000 since December 31, 2003. Under the Equity Method of Accounting, in December 2001, the Company accrued this guarantee (originally in the amount of $6 million and now reduced to $4 million) as a reserve for Equity Investment Losses. John E. Reed, the Company's Chairman and Chief Executive Officer, is a shareholder and director of Wainwright Bank & Trust Company.

The Company is subject to several legal actions and proceedings in which various monetary claims are asserted. Management, after consultation with its corporate legal department and outside counsel, does not anticipate that any ultimate liability arising out of all such litigation and proceedings will have a material adverse effect on the financial condition of the Company except as set forth below.

Berry, et al. v. Titeflex Corp., et al.
Case No. 05-6001, U.S.D.C., W.D. Ark., Hot Springs Div.
(Originally filed in Circuit Court of Clark County, Arkansas as Case No. CV-2004-211 on November 15, 2004.)
Defendant: Omega Flex, Inc., a Pennsylvania Corporation

Four individual residents of Arkansas and an individual Texas resident have sued the top four manufacturers of corrugated stainless steel tubing ("CSST"), including the Company's subsidiary Omega Flex, Inc., ("Omega") the manufacturer of TracPipe®-brand CSST. The complainants have proposed a national class action on behalf of all owners of installed CSST. Installed CSST is alleged to be defective because it is alleged to be more susceptible to failure from near-lightning strikes than traditional black iron pipe and because the manufacturers allegedly failed to warn of CSST's allegedly heightened susceptibility.

A federal court has recently remanded the case to state court in Arkansas. The parties will next engage in discovery and disposition of the issue of class certification. Omega will oppose both class certification and any request for a national class. The Company believes Omega has valid defenses to the issues of both class certification and product liability and Omega will contest these claims vigorously. At this time the Company believes that no estimation of Omega's potential liability in the matter can be reasonably made. It is the nature of class action litigation in general, and, accordingly, this matter in particular, that if there should be an adverse decision on the issue of certification of a national class of CSST owners and an adverse decision on the issue of product liability, the financial position and results of operation of Omega could be materially adversely affected.

ENVIRONMENTAL DISCLOSURE

Bankruptcy and Environmental Issues Involving Releases of Hazardous Materials

As disclosed in previous filings, the Lockformer Company ("Lockformer"), a division of the Company's second tier subsidiary, Met-Coil Systems Corporation, now Met-Coil Systems, LLC ("Met-Coil"), and Mestek directly (under various legal theories) were defendants in various actions relating to the alleged release and presence of trichloroethylene ("TCE") contamination on and in the vicinity of Lockformer's manufacturing facility in Lisle, IL. On August 26, 2003, Met-Coil filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (Case No. 03-12676-MFW).

On August 17, 2004, the Bankruptcy Court confirmed the Fourth Amended Chapter 11 Plan of Reorganization (the "Amended Plan") proposed by Met-Coil and Mestek, as co-proponents, and recommended to the United States District Court (N. D. Del.) ("the District Court") that it approve and enter the "channeling injunction" discussed below, and certain related third party releases in favor of, among others, Mestek and its affiliates. On September 14, 2004, the District Court entered and approved the recommended findings and conclusions and issued the "channeling injunction".

This Amended Plan, supported by all major parties in interest in the Met-Coil Chapter 11 case, became effective on October 19, 2004.

The Amended Plan settled the various legal actions which had been commenced against Met-Coil and Mestek with respect to an alleged release of TCE into the soils, groundwater or air in or around Met-Coil's Lockformer Company facility in Lisle, Illinois, including the class action captioned *Mejdrech, et al. v. The*

Lockformer Company, et al. and all other personal injury and indemnification actions brought against the Company relating to the alleged release of TCE.

In addition, the Amended Plan established a trust (the "TCE PI Trust") for the holders of future claims or demands, who reside, resided or may reside in a certain geographic area in the vicinity of the facility in Lisle, Illinois, and who assert or may assert personal injury claims in the future. Pursuant to the "channeling injunction" the TCE PI Trust was established to assume all such future personal injury claims and demands and pay and administer verified claims for up to 45 years. Pursuant to the Amended Plan, the Company and Met-Coil are committed to fund up to $26 million (on a present value basis) to the TCE PI trust over time and based on actual claims paid. Upon establishment of such TCE PI Trust, Mestek and its affiliates were released from any liabilities assumed by the TCE PI Trust for up to 45 years. Pursuant to the Amended Plan, all such future claims and demands will be "channeled" to the TCE PI Trust and be paid in accordance with the distribution procedures established for such trust. This TCE PI Trust is being administered by an independent trustee, with power to mediate, arbitrate and, if necessary, litigate claims.

The Company's Environmental and Litigation Reserve as of the year ended December 31, 2003 was approximately $50.8 million. The confirmation of the Amended Plan resulted in the collection of certain insurance proceeds and the resolution of settlements with various claimants and creditors, the result of which is a reduction of these reserves as of December 31, 2004 to $24.7 million and the recording of Environmental Litigation/Remediation income of $17,738,000 in the twelve month period ended December 31, 2004. The reduction in the reserve also reflected approximately $2,011,000 for remediation expenditures made during the twelve months ended December 31, 2004. Based on recent estimates of ongoing remediation costs, management has increased the remediation portion of the reserve to $7,018,000, as of December 31, 2004, which amount is included in the $24.7 million reserve discussed above. See Note 15 to the Consolidated Financial Statements for a tabular illustration of the effects of the Amended Plan on the Company's liabilities. The reserve balance at December 31, 2004 relates to future obligations under the Plan relating to soil and groundwater remediation, municipal water connections, the TCE PI Trust described above and other administrative expenses of the Met-Coil bankruptcy. Management believes that no additional reserves, beyond those set forth above, are required to be taken at this time. These reserves have been established in accordance with Financial Accounting Standard Board Statement No. 5 and Staff Accounting Bulletin No. 92. However, while these reserves represent management's best estimate of these liabilities, and are based upon known or anticipated claims analysis estimated by various legal, scientific and economic experts, there is no assurance that these reserves will be adequate to meet all potentials claims arising from the environmental contamination at the Lisle, Illinois site. In addition, there can be no assurance that future claims for personal injury or property damage will not be asserted by other plaintiffs against Met-Coil and Mestek with respect to the Lockformer site and facility. See Remediation – Lisle, IL section below.

The immediate cash requirements of funding the Amended Plan required borrowing, net of insurance recoveries, of approximately $9,900,000 in October of 2004, under the Company's $70 million commercial bank credit facility (see Note 6 to the Consolidated Financial Statements). In addition, letters of credit of approximately $17,000,000 were issued against the credit facility in connection with the funding of the Amended Plan and the TCE PI Trust.

Remediation – Lisle, IL:

Met-Coil is continuing the hook-up of certain residences to public water supply and the remediation of the Lockformer facility in Lisle, IL, pursuant to a Work Plan for the site ("on-site remediation") approved by the Environmental Protection Agency ("EPA") and is awaiting approval of the remedial standards to be achieved by such Work Plan, as well as the methodology for groundwater remediation, from the IEPA. In the three months ended December 31, 2004, Met-Coil paid $442,000 in costs related to hook-up costs and on-site remediation, and has a remaining reserve of $7,018,000, as described above, for future remediation costs as of December 31, 2004. The Company has guaranteed to the IEPA up to $3 million of remediation costs incurred by either Met-Coil or, if met-Coil fails to perform the remediation, the IEPA.

In light of the remaining uncertainties surrounding the effectiveness of the available remediation technologies and the future potential changes in methodology, remedial objectives and standards, still further reserves may be needed in the future with respect to the on-site remediation of the Lisle facility. The complexity of aforementioned factors makes it impossible at this time to further estimate any additional costs.

The Company's Environmental Litigation and Remediation Reserve is comprised of the following at December 31, 2004 and 2003.

	December 31, 2004	December 31, 2003
	(in thousands)	
Mejdrech and Schreiber litigation claim (Letter Agreement)	$0	$18,500
Devane Litigation Claims	0	2,368
Estimated Future Remediation costs	7,018	7,632
The Illinois Actions, The Honeywell Claims, The Attorney General Action and all matters related to pending Future personal Injury claims in the Lockformer area	1,500	22,300
Potential Future Obligations to the TCE PI Trust	16,171	---
Total Environmental Litigation and Remediation Reserve	$24,689	$50,800

Other Claims Alleging Releases of Hazardous Materials or Asbestos Related Liability

The Company is currently a party to approximately 265 asbestos-related lawsuits, and in the past twelve months has been named in approximately 5 new such lawsuits each month, primarily in one county in Illinois where numerous asbestos-related actions have been filed against numerous defendants.

Almost all of these suits seek to establish liability against the Company as successor to companies that may have manufactured, sold or distributed asbestos-related products, and who are currently in existence and defending thousands of asbestos related cases, or because the Company currently sells and distributes boilers, an industry that has been historically associated with asbestos-related products. The Company believes it has valid defenses to all of the pending claims and vigorously contests that it is a successor to companies that may have manufactured, sold or distributed any product containing asbestos materials. However, the results of asbestos litigation have been unpredictable, and accordingly, an adverse decision or adverse decisions in these cases, individually or in the aggregate, could materially adversely affect the financial position and results of operation of the Company and could expose the Company to substantial additional asbestos related litigation and the defense costs thereof, which defense costs, because of the sheer number of asbestos claimants and the historical course of the litigation process in this area has the potential to become substantial, though these costs are not capable of estimation at this time. The total requested damages of these cases are over $3 billion. To date, however, the Company has had over 40 asbestos-related cases dismissed without any payment and it settled approximately twenty-five asbestos-related cases for a de minimis value. However, there can be no assurance the Company will be able to successfully defend or settle any pending litigation.

In addition to the Lisle, IL site, the Company has been named or contacted by state authorities and/or the EPA regarding the Company's asserted liability or has otherwise determined it may be required to expend funds for the remediation of certain other sites in North Carolina, Connecticut and Pennsylvania.

The Company continues to investigate all of these matters. Given the information presently known, no estimation can be made of any liability which the Company may have with respect to these matters. There can be no assurance, but based on the information presently available to it, the Company does not believe that any of these matters will be material to the Company's financial position or results of operations.

Warranty Commitments

Products sold by the Company are covered by various forms of express limited warranty with terms and conditions that vary depending upon the product. The express limited warranty typically covers the equipment, replacement parts and, in very limited circumstances, labor necessary to satisfy the warranty obligation for a period which is generally the earlier of 12 months from date of installation or 18 months from date of shipment from the Company factory, although some products or product components are warranted for periods ranging from eighteen months to ten years. The Company estimates the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and allowable costs per claim and recoveries from vendors. At least once a quarter the Company assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Costs to satisfy warranty claims are charged as incurred to the accrued warranty liability.

Following is a summary of changes in the Company's product warranty liability for the twelve months ended December 31, 2004 and 2003.

	Twelve months ended December 31, 2004	2003
	(in thousands)	
Balance at beginning of period	$2,524	$2,662
Provision for warranty claims	2,824	1,271
Warranty claims incurred	(1,484)	(1,453)
Balance at end of period	$3,864	$2,480

11. SEGMENT INFORMATION

Description of the types of products and services from which each reportable Segment derives its revenues:

The Company has two reportable Segments: the manufacture of heating, ventilating and air-conditioning equipment ("HVAC") and the manufacture of metal handling and metal forming machinery ("Metal Forming").

The Company's HVAC Segment manufactures and sells a variety of complementary residential, commercial and industrial heating, cooling and air control and distribution products. The HVAC Segment sells its products to independent wholesale supply distributors, mechanical, sheet metal and other contractors and, in some cases, to other HVAC manufacturers under original equipment manufacture ("OEM") agreements and direct to certain retailers pursuant to national account agreements. The HVAC Segment is comprised of three interrelated HVAC product groups: Hydronics Products, Gas and Industrial Products, and Air Distribution and Cooling Products, described in more detail as follows:

Hydronics Products consist of residential baseboard heating products, commercial finned tube heating products, residential boilers, commercial boilers, convectors, kickspace heaters, fan coil units, steam & hot water unit heaters, finned-copper tube boilers and water heaters.

Gas Products consist of commercial gas fired heating and ventilating equipment and corrugated stainless steel gas tubing. Industrial Products consist of commercial and industrial indoor and outdoor heating and air conditioning products.

Air Distribution Products consist of fire, smoke and air control dampers, louvers, grilles, registers, VAV boxes and diffusers. Cooling Products consist of residential and commercial air conditioning products.

Collectively, the HVAC Segment's products provide heating, cooling, ventilating, or some combination thereof, for residential, commercial and/or industrial building applications.

The Metal Forming Segment, operating under the umbrella name "Formtek," is comprised of several subsidiaries and divisions, all manufacturers of equipment used in the metal forming industry (the uncoiling, straightening, leveling, feeding, forming, bending, notching, stamping, cutting, stacking, bundling or moving of metal in the production of metal products, such as steel sheets, office furniture, appliances, vehicles, buildings, and building components, among many others).

Measurement of Segment profit or loss and Segment assets:

The Company evaluates performance and allocates resources based on profit or loss from operations before interest expense and income taxes (Operating Profit), not including non-operating gains and losses. The accounting policies of the reportable Segments are the same as those described in the significant accounting policies. Inter-

Segment sales and transfers are recorded at prices substantially equivalent to the Company's cost; inter-company profits on such inter-Segment sales or transfers are not material.

Factors management used to identify the enterprise's reportable segments:

The factors which identify the HVAC Segment as a reportable Segment are as follows:

The HVAC industry in which the HVAC Segment operates has been characterized for many years by a gradual consolidation or "roll-up" process in which smaller companies, typically built around one or two niche products, are subsumed into the larger product family of more established HVAC companies. The HVAC Segment has grown incrementally over many years by internal growth and by adding complementary HVAC product lines via acquisition on a regular basis. The HVAC Segment has acquired in this manner over 20 companies since 1986 at an average transaction size of approximately $5 million. By design, the HVAC Segment's acquisition strategy has been to acquire complementary HVAC products in order to exploit specific marketing, distribution, manufacturing, product development and purchasing synergies. Management, accordingly, views and operates the HVAC Segment as a single cohesive business made up of a large number of mutually reinforcing HVAC product lines acquired over a number of years.

All of the Segment's HVAC Products described above share common customers, common distribution channels, common manufacturing methods (and in many cases shared manufacturing facilities), common manufacturing services, common purchasing services, common executive and financial management, and common engineering and product development resources. The business decisions regarding Sales, Marketing, Operations, Engineering, and Product Development are made on a centralized basis by the Segment's core management group.

Common Sales/Marketing Management: Executive sales/marketing management is provided for substantially all of the HVAC product groups from the HVAC Segment's headquarters in Westfield, MA. Most, if not all, of the HVAC Segment's customers are current customers or potential future customers for more than one of the Segment's product groups. As explained above, the HVAC Segment's acquisitions are typically based in fact upon just such cross-selling and common distribution synergy opportunities.

The HVAC industry's most significant trade association, ASHRAE, (American Society of Heating, Refrigeration, and Air conditioning Engineers), hosts an annual trade show at which all of the HVAC Segment's products and brand names are represented at a single consolidated physical location under the Mestek name. Representatives of the HVAC industry customer base--independent manufacturers representatives, contractors, engineers, wholesale distributors etc.--are all typically in attendance at this event which underscores the interrelated nature of the HVAC industry.

Common Manufacturing Management. Substantially all of the products made at the HVAC Segment's 20 manufacturing locations involve sheet metal fabrication, paint, packing and assembly. As such, they share many common characteristics and, in fact, a centralized Manufacturing Services Group serving the Segment based in Westfield, MA provides a wide variety of manufacturing related services to these locations. Opportunities to combine similar manufacturing operations are commonplace and the HVAC Segment routinely undertakes such consolidations resulting in numerous instances where several HVAC product groups share a single manufacturing facility.

Common Purchasing Management. The HVAC Segment, composed primarily of HVAC sheet metal fabrication and assembly operations, presents a great deal of common purchasing opportunities. A centralized Purchasing Department serving the HVAC Segment based in Westfield, MA, therefore serves all of the 20 manufacturing locations in the Segment by aggregating the more significant purchasing opportunities. Common items purchased include copper tube, aluminum fin stock, cold rolled steel, pre-painted steel, motors, controls, and freight, among many others.

Common Financial Management. Income statements are prepared at the HVAC Segment's Westfield MA headquarters each month for substantially all of the products made at the 20 HVAC locations mentioned above with further breakdown among specific product lines, and these are reviewed by the appropriate Chief Operating Decision Maker.

The factors which identify the Metal Forming Segment as a reportable Segment are as follows:

The companies acquired by the Metal Forming Segment in the past were selected for their synergies with the existing metal forming franchises: complementary products and distribution channels, potential manufacturing synergies, shared technologies and engineering skills, potential purchasing synergies, common field service skills and organizations, and shared customer bases. The most significant synergistic theme has been the real and potential common customer base. To a large degree, any historical customer of one of the companies is a potential customer for any of the others. Exploiting this cross selling opportunity is a central factor in the creation of the Formtek family of metal forming products and underscores the Segment's goal of creating a single integrated metal forming solution provider for the metal forming marketplace worldwide. Accordingly, there is a substantial degree of inter-company sales among the formerly separate metal forming companies.

Notwithstanding the interrelation of these subsidiaries, separate income statements and balance sheets are maintained for each of the entities and the appropriate Chief Operating Decision Maker reviews each of them separately on a monthly basis.

Common Sales/Market Management. Corporate sales/marketing support is provided for all of the Segment's entities from a central office in Itasca, IL, which focuses on promoting Formtek as a family of integrated products for the metal forming marketplace, through the use of market managers.

Common Manufacturing Management. Substantially all of the products made at the Segment's various entities involve the manufacture of metal forming equipment. As such, the entities share many common characteristics and in fact a centralized Manufacturing Services Group serving the Segment based in Westfield, MA provides a wide variety of manufacturing related services to these locations. Opportunities to combine similar manufacturing operations are commonplace and the Segment routinely undertakes such consolidations.

Common Purchasing Management. The Segment, composed of manufacturers of metal forming equipment, presents numerous common purchasing opportunities. A centralized Purchasing Department serving the Segment based in Westfield, MA, supplemented in Cleveland, OH, therefore serves the Segment by aggregating these purchasing opportunities.

Common Financial Management. Income statements are prepared at the Segment's Westfield, MA headquarters each month for all of the products made at the four entities mentioned above and these are reviewed by the appropriate Chief Operating Decision Maker. Separate general ledgers and balance sheets for the four entities are maintained as they are legally distinct subsidiaries necessitating this level of detail.

Shared New Product Development. The Segment's operating units utilize common resources provided by Formtek, Inc. for new product development, including market research, engineering and financial viability forecasting.

Information presented in the following tables relates to continuing operations only.

Year ended December 31, 2004 (in thousands)

	HVAC	Metal Forming	All Other	Totals
Revenues from External Customers	$308,760	$96,033	$70	$404,863
Intersegment & Intrasegment Revenues	$13,188	$7,411	---	$20,599
Interest Expense	$848	$373	$5	$1,226
Depreciation Expense	$5,668	$1,912	---	$7,580
Amortization Expense	$170	$28	---	$198
Segment Operating Profit (Loss)	$15,231 **	$9,556 *	($26)	$24,761
Segment Assets	$175,876	$62,591	$8	$238,475
Expenditures for Long-lived Assets (1)	$2,959	$1,445	---	$4,404

(1) excludes long lived assets acquired via business acquisition

* includes ($17,738,000) in Environmental Litigation/Remediation (income) expense (See Note 10) and $9,028,000 in Subsidiary Bankruptcy Professional Fees (See Note 15)

** includes $1,789,000 in Plant Shutdown expense (See Note 16).

Year ended December 31, 2003 (in thousands)

	HVAC	Metal Forming	All Other	Totals
Revenues from External Customers	$299,201	$66,905	$407	$366,513
Intersegment & Intrasegment Revenues	$14,463	$5,262	---	$19,725
Interest Expense	$484	$202	$4	$690
Depreciation Expense	$6,456	$1,664	---	$8,120
Amortization Expense	$175	$6	---	$181
Segment Operating Profit (Loss)	$13,710 **	($73,925) *	($533)	($60,748)
Segment Assets	$175,098	$70,191	$1,381	$246,670
Expenditures for Long-lived Assets (1)	$9,543	$4,061	---	$13,604

* includes $53,665,000 in Environmental Litigation/Remediation expense (see Note 10), $5,963,000 in Subsidiary Bankruptcy Professional Fees (see Note 15) and $9,975,000 in Goodwill Impairment charges (see Note 1).

** includes $5,239,000 in Plant Shutdown and Other Restructuring Charges (see Note 16).

(1) excludes long lived assets acquired via business acquisition

Year ended
December 31, 2002
(in thousands)

	HVAC	Metal Forming	All Other	Totals
Revenues from External Customers	$307,585	$65,855	$434	$373,874
Intersegment & Intrasegment Revenues	$15,299	$4,997	---	$20,296
Interest Expense	$746	$218	---	$964
Depreciation Expense	$6,812	$1,657	---	$8,469
Amortization Expense	$126	$223	---	$349
Segment Operating Profit	$21,801	($20,538) *	($558)	$705
Segment Assets	$170,217	$49,737	$347	$220,301
Expenditures for Long-lived Assets (1)	$7,079	$447	---	$7,526

* includes $18,046,000 in Environmental Litigation/Remediation expense

(1) excludes long lived assets acquired via business acquisition

HVAC Segment Revenues by HVAC Product Group:	**2004**	**2003** (dollars in thousands)	**2002**
Hydronic Products	$124,104	$120,793	$ 115,160
Air Distribution and Cooling Products	78,241	82,994	90,502
Gas and Industrial Products	106,415	95,414	101,923
Total Consolidated Revenues	$308,760	$ 299,201	$ 307,585

RECONCILIATION WITH CONSOLIDATED DATA:

Revenues	**2004**	**2003** (dollars in thousands)	**2002**
Total External Revenues For Reportable Segments	$404,863	$366,513	$ 373,874
Inter & Intrasegment Revenues For Reportable Segments	20,599	19,725	20,296
Elimination of Inter & Intrasegment Revenues	(20,599)	(19,725)	(20,296)
Total Consolidated Revenues	$404,863	$ 366,513	$ 373,874

Profit or Loss

Total Profit Or Loss For Reportable Segments Operating Profit (Loss)	24,761	($60,748)	$ 705
Interest Expense-Net	(955)	(622)	(560)
Other Income (Expense) Net	2,355	(298)	(350)
Loss Before Income Taxes	$26,161	($61,668)	($205)

GEOGRAPHIC INFORMATION:

	2004	2003	2002
Revenues:			
United States	$374,472	$341,104	$ 352,993
Canada	17,531	15,464	13,385
Other Foreign Countries	12,860	9,945	7,496
Consolidated Total	$404,863	$366,513	$373,874
Long Lived Assets:			
United States	$74,608	$82,089	$81,057
Canada	2,069	1,966	1,712
Other Foreign Countries	122	59	---
Consolidated Total	$76,799	$84,114	$82,769

12. SELECTED QUARTERLY INFORMATION (UNAUDITED)

The table below sets forth selected quarterly information for each full quarter of 2004 and 2003.
(Dollars in thousands except per common share amounts).

2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Total Revenues	$93,603	$97,474	$103,007	$110,779
Gross Profit	$27,259	$27,891	$29,415	$30,691
Net Income (Loss) (1)	($327)	($467)	$20,564	$1,764
Per Common Share:				
Basic	($0.04)	($0.05)	$2.39	$0.19
Diluted	($0.04)	($0.05)	$2.39	$0.18

(1) The Company recorded pre-tax charges (credits) of $219,000, $468,000, ($18,415,000), and ($10,000) in the first, second, third, and fourth quarters of 2004, respectively, related to the Lisle, IL environmental matter, as more fully described in Note 11.

2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Total Revenues	$86,156	$86,958	$97,259	$96,140
Gross Profit	$24,973	$24,580	$28,855	$27,658
Net Income (Loss) (1)	$842	($9,509)	($9,472)	($25,026)
Per Common Share:				
Basic	$0.10	($1.09)	($1.09)	($2.87)
Diluted	$0.10	($1.09)	($1.09)	($2.87)

(1) the Company recorded pretax charges of $1,200,000, $16,000,000, $16,700,000, $19,700,000 in the first, second, third, and fourth quarters of 2003, respectively, related to the Lisle, IL environmental matter, which is described in more detail in Note 11, and a pretax charge in the fourth quarter of 2003 of $9,975,000 for Goodwill Impairment.

13. SHAREHOLDERS' EQUITY

Mestek has authorized common stock of 20,000,000 shares with no par value, and a stated value of $0.05 per share. As of December 31, 2004, John E. Reed, Chairman and CEO of Mestek, and Stewart B. Reed, a director of Mestek and son of John E. Reed, together beneficially own a majority of the outstanding shares of Mestek's common stock.

Mestek's Articles of Incorporation authorize 10,000,000 shares of a preferred stock (the Preferred Stock). As of December 31, 2004 and 2003 no shares of the Preferred Stock have been issued.

The Company repurchased 124,500 shares of its common stock in the open market in 2004 at an average price of $16.49 per share and did not repurchase any of its common shares in the open market in 2003. All such shares are accounted for as treasury shares. The Company re-issued 3,000 shares from its treasury share in accordance with the cost method in 2004, as more fully explained in Note 1.

14. STOCK OPTION PLANS

On March 20, 1996, the Company adopted a stock option plan, the Mestek, Inc. 1996 Stock Option Plan, ("Stock Option Plan"), which provides for the granting of options to purchase 500,000 shares of the Company's common stock. The Stock Option Plan provides for the awarding of incentive and non-qualified stock options to certain employees of the Company and other persons, including directors, for the purchase of the Company's common stock at fair market value on the grant date. The Stock Option Plan was approved by the Company's shareholders on May 22, 1996. Options granted under the Stock Option Plan vest over a five-year period and expire at the end of ten years.

A summary of transactions for the years ended December 31, 2004, 2003, and 2002 are as follows:

	Number of Options	Weighted Average Exercise Price
Balance - December 31, 2002	200,000	$17.60
Balance - December 31, 2003	200,000	$17.60
Balance - December 31, 2004	200,000	* $15.86

* Including effects of option re-pricing described below.

Options exercisable as of the years ended December 31, 2004, 2003, and 2002, were 175,000, 153,000, and 146,000, respectively. The weighted average exercise price for all exercisable options, including the effect of option re-pricings described below, as of December 31, 2004, was $15.74.

The Company did not issue any options during 2004, 2003, or 2002:

	Re-priced in 2004
Expected life (years)	10
Interest	4.39%
Volatility	22.52%
Dividend yield	0%

The Company accounts for stock-based compensation issued prior to January 1, 2003 under the intrinsic value method in accordance with APB 25. Pro forma disclosure of net income and earnings per share on the basis of the fair value method is included in Note 1.

The Company has elected to account for stock based compensation, effective with fiscal 2003 year, in accordance with FAS No. 148, under the "fair value method". The Company has further elected to account for the change in accounting principle under the "Prospective Method" as described in amended paragraph 52b of FAS No. 123. The Company made no option grants, modifications of option grants, or settlement of option grants in the two-year period ended December 31, 2004, except as explained below, and accordingly the change to the fair value method had no effect in the two-year period ended December 31, 2004 on Net Income, Basic earnings per share or Diluted earnings per share, except as explained below. Under the "Prospective Method" any future option grants will affect Net Income, Basic earnings per share and Diluted earnings per share.

On October 27, 2004, the Company 're-priced' 25,000 options expiring in 2011 from $23.25 per share to the current market value, $17.85 per share, and 70,000 additional options expiring in 2009 from $20.00 per share to the current market value, $17.85 per share. In accordance with FAS 148, the Company has accounted for these options subsequent to October 27, 2004 using 'variable accounting' which resulted in a charge to earnings during the period ended December 31, 2004 of $23,750 which represented the change in value of the Company's stock price subsequent to October 27, 2004 multiplied by the number of options effected.

Effective July 1, 1996, the Company's subsidiary, Omega adopted a stock option plan ("Omega Plan") which provides for the granting of both Incentive and Non-Qualified Stock Options (as those terms are defined in the Internal Revenue Code) of up to 200 shares of stock to certain employees of Omega for the purchase of Omega's common stock at fair market value as of the date of grant. The Omega Plan was approved as of July 1, 1996 by John E. Reed, representing Mestek, and the sole shareholder of Omega, pursuant to authority vested in him by vote of the Board of Directors of Mestek dated May 22, 1996. Options to purchase an aggregate of 140 shares of the common stock of Omega, representing a 14% equity share, were granted to two Omega executives effective July 1, 1996. The options vested over a five-year period ending on May 1, 2003 and expire on July 1, 2006. Through a separate agreement, the option holders currently have a put right after exercise which allows them to sell their option shares to Omega at a figure based upon book value and Omega currently has a corresponding call option at a figure based upon book value. In accordance with APB 25 and related authoritative literature, the Company has reflected pre-tax charges to earnings in 2004, 2003, and 2002 of $844,000, $668,000, and $635,000, respectively, for the compensation value in those periods of the options granted. These charges, which reflect the potential obligations of Omega relative to the put rights, have been credited to Accrued Compensation which is reflected in the accompanying financial statements in Current Liabilities.

On October 8, 2004, the Company made a loan to each of the President and Vice President of Omega (both non-executive officers of the Company) totaling $1,260,000 on a short-term, fully recourse, basis pursuant to a contractual obligation created in 1996. The loans were repaid with accrued interest on October 13, 2004. On October 12, 2004, the President and Vice President of Omega exercised options granted in 1996 representing a 14% interest in Omega's common stock. The minority interest in Omega has been classified as a liability in accordance with APB 25. On October 13, 2004, Omega paid a cash dividend of $1,260,000 to these new shareholders which was charged against the related liability.

15. SUBSIDIARY BANKRUPTCY

As a result of the environmental litigation described more fully in Note 10, on August 26, 2003, Met-Coil Systems Corporation ("Met-Coil" or, the "Debtor"), a second-tier subsidiary of Mestek, Inc. (the "Company") filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

On August 17, 2004, the Bankruptcy Court confirmed, the Fourth Amended Chapter 11 Plan of Reorganization (the "Amended Plan") proposed by Met-Coil and Mestek, as co-proponents, and recommended to the United States District Court (N. D. Del.) ("the District Court") that it approve and enter the "channeling injunction" discussed below, and certain related third party releases in favor of, among others, Mestek and its affiliates. On September 14, 2004, the District Court entered and approved the recommended findings and conclusions and issued the "channeling injunction". The Amended Plan became effective on October 19, 2004 and Met-Coil is no longer a "debtor-in-possession" under bankruptcy protections laws.

As Met-Coil retained control of its operations as a "debtor-in-possession" during the period it was operating under the protection of the Bankruptcy Court, the Company has not "deconsolidated" the operations of Met-Coil for accounting purposes. In accordance with generally accepted accounting principles and the related technical literature, the Debtor has established reserves related to the Met-Coil environmental litigation and environmental remediation matters, as more fully described in Note 10. In accordance with SOP 90-7, during the period it was operating as a 'debtor-in-possession' certain of Met-Coil's pre-petition liabilities were reclassified in its and the Company's financial statements under the heading Liabilities Subject to Compromise.

The following table illustrates the effect of the Amended Plan on the Company's Consolidated Liabilities Subject to Compromise.

	Liabilities Subject To Compromise 12/31/03	Funding of Amended Plan	Liabilities discharged with Insurance Litigation settlement proceeds	Net increases (decreases) to Environmental Reserves (in thousands)	Trade Liabilities Compromised under Amended Plan	Amount Reclassified to Environmental Reserves	Balance 12/31/04
Accounts Payable and Accrued Expenses	$6,500	($6,047)	$0	($453)	$0	$0	$0
Environmental Litigation and Remediation Reserves	50,800	(6,597)	(16,900)	(2,614)	---	(24,689)	$0
Commission Payable	59	(59)	---	---	---	---	0
Consolidated Liabilities Subject to Compromise	$57,359	($12,703)	(16,900)	($2,614)	($453)	($24,689)	$0

The Company as a whole incurred $9,028,000 and $5,963,000 in legal costs during the years ended December 31, 2004 and 2003 relating to the administration of Met-Coil's Bankruptcy which amounts are reported in the accompanying financial statements under the heading Subsidiary Bankruptcy Professional Fees.

The following 2003 and 2002 condensed financial statements of Met-Coil Systems Corporation (Debtor in Possession during these years) are prepared on the same basis as the Consolidated Financial Statements of Mestek. Inc. Liabilities Subject to Compromise on the December 31, 2003 Met-Coil Systems Corporation balance sheet are comprised of the following:

	(in thousands)
Accounts Payable	$4,125
Accrued Expenses	$2,375
Environmental Litigation and Remediation Reserves	$50,800
Commission Payable	$ 59
Total Consolidated Liabilities Subject to Compromise	$57,359
Plus: Notes and Other Payables to Mestek and Affiliates	$ 7,610
Met-Coil Liabilities Subject to Compromise	$64,969

Note 15 - continued

MET-COIL SYSTEMS CORPORATION
DEBTOR-IN-POSSESSION
CONDENSED BALANCE SHEETS
as of December 31, 2003

	(Dollars in thousands)
ASSETS	
Current Assets	
Cash	$ 2,218
Accounts Receivable, net	2,818
Inventories	7,780
Deferred Tax Asset	18,885
Other Current Assets	1,570
Total Current Assets	33,271
Property and Equipment – net	5,405
Deferred Tax Asset	26
Other Assets and Deferred Charges	307
Total Assets	$ 39,009
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable	1,761
Notes Payable - Affiliates	4,941
Customer Deposits	2,084
Liabilities Subject to Compromise	64,969
Other Accrued Liabilities	2,473
Total Current Liabilities	76,228
Other Liabilities	799
Total Liabilities	77,027
Shareholders' Equity	
Common Stock	45
Paid in Capital	33,518
Retained Earnings	(70,818)
Other Comprehensive Loss	(763)
Total Shareholders' Equity	(38,018)
Total Liabilities and Shareholders' Equity	$39,009

The deferred tax asset included above reflects the fact that Met-Coil has historically been included in the Mestek consolidated federal income tax return and Mestek believes it is more likely than not it will be so included in the future and may not be indicative of the value assignable to this asset should Met-Coil no longer participate in a consolidated federal income tax filing with Mestek.

Note 15 - continued

MET-COIL SYSTEMS CORPORATION
DEBTOR-IN-POSSESSION
CONDENSED STATEMENTS OF OPERATIONS
For the years ended December 31,

	2003	2002
	(Dollars in thousands)	
Net Sales	$ 34,808	$ 36,407
Cost of Goods Sold	25,122	28,041
Gross Profit	9,686	8,366
Selling Expense	4,238	4,470
General and Administrative Expense	3,110	3,162
Engineering Expense	1,917	1,931
Environmental Litigation/Remediation	53,205	17,096
Operating Loss before Reorganization Items	(52,784)	(18,293)
Bankruptcy Professional Fees	2,998	---
Operating Loss	(55,782)	(18,293)
Other (Expense) Income - net	(104)	(134)
Loss Before Income Taxes and Cumulative Effect of a Change in Accounting Principle	(55,886)	(18,427)
Income Taxes (Benefit)	(19,732)	(5,028)
Loss Before Cumulative Effect of a Change in Accounting Principle	(36,154)	(13,399)
Cumulative Effect of a Change in Accounting Principle:		
Gross Impairment (Expense)	---	(22,329)
Tax Benefit	--	1,623
Net Impairment (Expense)	--	(20,706)
Net Loss	($36,154)	($34,105)

Note 15 - continued

MET-COIL SYSTEMS CORPORATION
DEBTOR-IN-POSSESSION
CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31

	2003	2002
	(Dollars in thousands)	
Cash Flows from Operating Activities:		
Net Loss	($ 36,154)	($ 34,105)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Cumulative Effect of Change in Accounting Principle	---	20,706
Depreciation and Amortization	509	733
Provision for Losses on Accounts Receivable	2	(78)
Subsidiary Bankruptcy Professional Fees	2,998	---
Changes in Assets and Liabilities:		
Accounts Receivable	(1,655)	480
Inventory	1,213	2,324
Accounts Payable	439	(140)
Accrued Expenses/Other Liabilities	(3,128)	1,112
Liabilities Subject to Compromise	64,969	---
Deferred Tax Asset	(15,534)	(1,326)
Environmental Litigation/Remediation Reserves	(8,700)	6,700
Other Assets	31	(542)
Net Cash Provided by (Used in) Operating Activities before Reorganization Items	4,990	(4,136)
Operating Cash Flows from Reorganization Items:		
Bankruptcy Professional Fees	(2,998)	---
Change in Accrued Expenses	1,034	--
Net Cash Used in Reorganization Items	(1,964)	--
Net Cash Provided by (Used in) Operating Activities	3,026	(4,136)
Cash Flows from Investing Activities:		
Capital Expenditures	(305)	(65)
Net Cash Used in Investing Activities	(305)	(65)
Cash Flows from Financing Activities:		
Net Borrowings Under Revolving Credit Agreements	4,941	5,500
Principal Payments Under Long Term Debt Agreements	(5,500)	(1,432)
Net Cash (Used In) Provided by Financing Activities	(559)	4,068
Net Increase (Decrease) in Cash and Cash Equivalents	2,162	(133)
Cash and Cash Equivalents - Beginning of Period	56	189
Cash and Cash Equivalents - End of Period	$ 2,218	$ 56

16. PLANT SHUTDOWN AND OTHER RESTRUCTURING CHARGES

In April of 2003, the Company announced the closing of its Scranton, PA, ("Anemostat East") and Bishopville, SC, ("King Company") manufacturing facilities. In connection with these closings, Mestek, Inc. restructured and relocated manufacturing operations of the Anemostat and King products to Wrens, GA; Florence, KY; Dallas, TX; Carson, CA and Westfield, MA. The Scranton, Pennsylvania manufacturing facility was sold on December 30, 2004 at a loss of $271,000, which is included in Other Income (Expense) in the accompanying financial statements.

On March 9, 2004, the Company announced plans to close its Milford, OH, ("Air Clean Damper") manufacturing operations. The Company sold the principal assets associated with this business and the transaction closed on March 31, 2004. A nominal gain was recorded in the three-month period ended March 31, 2004 and is reflected in Other Income (Expense) for that period. The Milford, OH facility is reflected in the accompanying Consolidated Financial Statements under the heading Property Held for Sale.

The Company is accounting for the costs related to these "exit and disposal" activities, employee severance and related costs of shutting down manufacturing operations, in accordance with FAS 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("FAS 146"). In the years ended December 31, 2004 and 2003, the Company incurred $1,789,000 and $4,259,000, respectively, of such "exit and disposal" costs which are classified separately in the accompanying financial statements in accordance with FAS 146.

17. SUBSEQUENT EVENTS – OMEGA FLEX SPINOFF/MESTEK "GOING PRIVATE"

Omega Flex Spin-Off

On January 19, 2005, the Company announced that John E. Reed, the Chairman and Chief Executive Officer of the Company, proposed to a Special Committee of independent directors appointed at the Company's December 14, 2004 regular Board meeting, (the "Special Committee"), acting on behalf of the Board of Directors, that the Company's 86% equity interest in Omega Flex, Inc. be spun-off, *pro rata*, to all of the Company's public shareholders as of a record date to be established (the "Spin-Off"). In conjunction with the Spin-Off, Omega Flex, Inc. proposes to file a Form 10 registration under the Securities Exchange Act of 1934 and would expect to be a publicly traded, reporting company following the Spin-Off. It is not expected that the Spin-Off will require any vote of the Company's shareholders; however, the approval of its Board of Directors will be necessary.

Mestek "Going Private"

On January 19, 2005, the Company also announced that John E. Reed further proposed to the Special Committee that, following the Spin-Off, the Company enter into a "going private" transaction. Specifically, it was proposed that the Company's Articles of Incorporation be amended by shareholder vote, whereby the existing 8,600,103 issued and outstanding shares of Company common stock, together with treasury shares, as of a record date to be established, be reclassified in a "reverse stock split" of 1 share for each 2,000 issued, with provisions in the amendment to the charter such that fractional shares of those owning less than one share will not be issued.

It was further proposed that the Special Committee, with the advice of its independent financial adviser, determine a fair and equitable "per share" value for a "pre-reverse stock split" share of Company common stock, reflecting the value of the Company *following* the Spin-Off, which is proposed to occur before the "going private" transaction is consummated. This would then form the basis for the full Board of Directors' determination of the "per share" value to be used to effect a cash redemption of those shareholders who, by reason of the "reverse stock split" become owners of less than one share.

It was further proposed that a vote on any required amendments to the Company's Articles of Incorporation be put before the shareholders at the Annual Meeting of Shareholders, currently scheduled for May 24, 2005 at the Company's headquarters in Westfield, Massachusetts. At this time it is likely that a special meeting of the shareholders will have to be called at sometime subsequent to the Annual Meeting for the purpose of considering and voting on any matters requiring a shareholder vote in connection with the Company's proposed "going private" transaction.

Special Committee

Management's proposal of the Spin-Off as well as the terms, timing and structure of the "going private" transaction generally are to be reviewed and considered by the Special Committee which has been charged with making a recommendation regarding these matters to the full Board of Directors, which will ultimately make the determination of whether to go forward and propose the appropriate vote of the shareholders. There can be no assurances that either the Spin-Off or "going private" transaction will be consummated. The transaction had no impact on the financial statements as of December 31, 2004.

Annual CEO Certification

John E. Reed, Chief Executive Officer of Mestek, Inc. has provided to the New York Stock Exchange the following certification:

Annual CEO Certification
(Section 303A.12(a))

As the Chief Executive Officer of Mestek, Inc.,

and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as an attachment hereto.

Date: March 31, 2005

By: John E Reed

Print Name: **John E. Reed**
Title: **Chairman and Chief Executive Officer**

Attached to the Company's Annual Report on Form 10-K for the years ended December 31, 2004, filed with the Security and Exchange Commission on March 31, 2005, are the CEO and CFO Certifications Pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

Mestek
Corporate Officers & Data

Mestek Board of Directors

John E. Reed (E) ....Chairman of the Board and Chief Executive Officer
Stewart B. Reed (E) ....Private Investor
William J. Coad (C, N) ....Chairman, Coad Engineering Consulting Enterprises, Inc.
Winston R. Hindle, Jr. (E, A) ....Retired Senior Vice President, Digital Equipment Corporation
David W. Hunter (C, N) ....Chairman, Hunter Associates, Inc.
David M. Kelly (A) ....Chairman and CEO, Matthews International Corporation
George F. King (N) ....Retired President and CEO, Jannock Metal Building Materials Group
Edward J. Trainor (C, A) ....Chairman, Standex International, Inc.

E-Member Executive Committee C-Member Compensation Committee N-Member Nominating/Governance Committee A-Member Audit Committee

Directors Emeriti: E. Herbert Burk, David R. MacDonald

Mestek Principal Officers

John E. Reed ....Chairman of the Board and Chief Executive Officer
R. Bruce Dewey ....President and Chief Operating Officer
William S. Rafferty ....Executive Vice President
Stephen M. Shea ....Senior Vice President, Chief Financial Officer, and Treasurer
Stephen M. Schwaber ....Senior Vice President, Distributor Products
J. Nicholas Filler ....Senior Vice President, Corporate and Legal Affairs, and Secretary
James A. Burk ....Vice President
John W. Kaddaras ....Vice President
David R. DeBell ....Vice President, Human Resources
Robert P. Kandel ....Vice President, O.E.M. Sales
Richard E. Kessler ....Vice President, Supply Management
Felix K. LaRosa ....Vice President, Distributor Development
James Monahan ....Vice President, Manufacturing Services
Edward L. Graham ....Vice President, General Manager - Mestex
Earl Lewis ....Vice President, General Manager - Arrow United Industries, Inc.
David Chipman ....Vice President, General Manager - Anemostat
Timothy P. Scanlan ....Assistant Secretary

Subsidiary Officers

Kevin R. Hoben ....President, OmegaFlex, Inc.
Donald R. Hill ....Executive Vice President, Formtek, Inc.
Richard Riggs ....President, Boyertown Foundry Company

Mestek

Corporate Officers & Data

General Offices

260 North Elm Street
Westfield, MA 01085
Telephone (413) 568-9571

Stock Exchange Listing

The Company's common stock is listed on the New York Stock Exchange under the symbol MCC

Transfer Agent & Registrar

Equiserve Trust Company
P.O. Box 43010
Providence, RI 02940-3010
Investor Relations: (816)-843-4299

Sec Form 10-K

Stockholders may obtain, free of charge, a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, by writing to the Secretary,
260 North Elm Street
Westfield, MA 01085

Accountants

Vitale, Caturano & Company, PC
80 City Square
Boston, MA 02129
Telephone: (617) 912-9000
Facsimile: (617) 912-9001

260 North Elm Street
Westfield, Massachusetts 01085
www.mestek.com